UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2024
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

6M24 - BBVA reports excellent results

Net Attributable Profit
€4,994 Mn

Outstanding **core revenues** and lending **activity growth**

NII + Fees	Lending activity
23.4%	**10.7%**
vs. 6M23	vs. Jun 2023[1]

General note: Variations at constant exchange rates.
1. Performing loans under management excluding repos.

Remarkable **profitability** metrics and **leading in efficiency** rankings[1]

Efficiency Ratio	ROTE	ROE
39.3%	**20.0%**	**19.1%**

1 European Peer Group: BARC, BNPP, CASA, CABK, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Peers data are based on reported figures as of 3M24. BBVA data as of 6M24.

Risk indicators in line with our expectations

Cost of Risk	NPL ratio	NPL coverage ratio
1.42%	**3.3%**	**75%**
6M24	Jun-24	

Strong **capital position** above our target

CET1 fully-loaded

12.75%
Target range
11.5 - 12.0%
9.11%[1]
SREP requirement
Jun-24

TRANSFORMATION

New customers[1]

(BBVA Group, Million: % acquisition through digital channels)

TOTAL
MILLION
DIGITAL
3.6
3.4
4.1
5.4
5.4
5.6
20%
67%
6M19
6M20
6M21
6M22
6M23
6M24

[1] Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC.

SUSTAINABILITY

Sustainable business*

(€Bn)

€46Bn
Channeled in 6M24
€252Bn
Channeled since 2018
New target (2022)
€300Bn
Revised target (2021)
€200Bn
Initial target (2018)
€100Bn
2018
2019
2020
2021
2022
2023
2024
2025

Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA

#1 FOR FOURTH YEAR IN A ROW EUROPEAN BANKS RANKING

* **Note:** For the purposes of the 2025 Target, sustainable business channeling is considered to be any mobilization of funds, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by market standards such as the Green Bond Principles, Social Loan Principles and Sustainability Linked Loan Principles of the Loan Market Association, existing regulations and the best market practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the funds channeled to sustainable business, internal criteria is used based on both internal and external information, either public, offered by customers or by third parties (mainly data providers and independent experts).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)
	30-06-24	∆ %	30-06-23	31-12-23
Balance sheet (millions of euros)
Total assets	759,534	(0.4)	762,456	775,558
Loans and advances to customers (gross)	405,021	6.3	380,949	388,912
Deposits from customers	430,984	7.1	402,344	413,487
Total customer funds	611,959	9.7	558,083	577,853
Total equity	57,091	8.6	52,568	55,265
Income statement (millions of euros)
Net interest income	12,993	13.9	11,410	23,089
Gross income	17,446	23.3	14,148	29,542
Operating income	10,586	29.0	8,209	17,233
Net attributable profit (loss)	4,994	28.8	3,878	8,019
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,763	(3.4)	5,965	5,838
Share price (euros)	9.35	33.0	7.03	8.23
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.84	30.6	0.64	1.32
Earning (loss) per share (euros) ⁽¹⁾	0.83	33.5	0.62	1.29
Book value per share (euros) ⁽¹⁾	9.26	12.5	8.23	8.86
Tangible book value per share (euros) ⁽¹⁾	8.84	12.7	7.84	8.46
Market capitalization (millions of euros)	53,898	28.5	41,949	48,023
Significant ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	19.1		16.2	16.2
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	20.0		16.9	17.0
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.35		1.13	1.12
RORWA (profit (loss) for the period / average risk-weighted assets - RWA)⁽¹⁾	2.80		2.40	2.38
Efficiency ratio ⁽¹⁾	39.3		42.0	41.7
Cost of risk ⁽¹⁾	1.42		1.04	1.15
NPL ratio ⁽¹⁾	3.3		3.4	3.4
NPL coverage ratio ⁽¹⁾	75		80	77
Capital adequacy ratios (%)
CET1 fully-loaded	12.75		12.99	12.67
CET1 phased-in ⁽²⁾	12.75		12.99	12.67
Total ratio phased-in ⁽²⁾	16.77		16.79	16.58
Other information
Number of active customers (million) ⁽³⁾	75.5	6.5	70.8	73.1
Number of shareholders ⁽⁴⁾	721,403	(7.4)	778,810	742,194
Number of employees	123,295	3.5	119,070	121,486
Number of branches	5,872	(2.3)	6,008	5,949
Number of ATMs	30,725	2.8	29,891	30,301
⁽¹⁾ For more information, see Alternative Performance Measures at the end of this report.
⁽²⁾ Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873. For the periods shown in this table, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.
⁽³⁾ Reported figures include clients from Italy, as well as an adjustment for homogenization of criteria in Peru and Venezuela with the rest of the countries.
⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Highlights
Results and business activity
The BBVA Group generated a net attributable profit of €4,994m in the first half of 2024, again driven by the performance of recurring revenues of the banking business. Thus, the net interest income grew at a year-on-year rate of 13.9% and net fees and commissions by 32.1%. These results represent an increase of 28.8% compared to the same period of the previous year, 37.2% excluding the impact of the evolution of currencies.
Accumulated results at the end of the first half of 2024 include the recording of the total estimated annual amount of the temporary tax on credit institutions and financial credit institutions for €285m, included in the other operating income and expenses line of the income statement.
Operating expenses increased by 19.5% at Group level at constant exchange rates, affected by an environment of still high inflation in the countries where the Group has a presence, the growth of the workforce in most of them and the higher level of investments, in line with those made in recent years. Thanks to the remarkable growth in gross income (+30.5%, in constant terms), greater than the growth in operating expenses, the efficiency ratio stood at 39.3% as of June 30, 2024, with an improvement of 362 basis points, in constant terms, compared to the ratio recorded 12 months earlier, in constant terms.
The provisions for impairment on financial assets increased (+42.8% in year-on-year terms and at constant exchange rates), with higher requirements linked to the growth in retail products, the most profitable in line with the Group´s strategy.
Loans and advances to customers recorded an increase of 4.3% compared to the end of December 2023, particularly driven by the evolution of corporate loans (+5.1% at Group level), and by the positive performance of loans of all segments to individuals.
Customer funds increased by 5.9% compared to the end of the previous year. This favorable performance was due to the growth in both deposits from customers, which increased by 4.2%, as well as in the evolution of off-balance sheet funds, that shows a greater dynamism and grew by 10.1%.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2023)
Business areas
According to the accumulated results of the business areas at the end of the first half of 2024 and excluding the effect of currencies fluctuation in those areas where it has an impact, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €1,790m, that is 47.8% higher than in the same period of the previous year, mainly supported by the favorable evolution of every line item of the gross income. These solid results include the negative impact of €285m due to the recording of the estimated annual amount of the temporary tax on credit institutions and financial credit institutions.
–BBVA Mexico achieved a cumulative net attributable profit of €2,858m, representing an increase of 3.3% compared to the same period of the previous year, mainly due to the strength of the recurring income from the banking business.
–Turkey generated a net attributable profit of €351m, with an improvement in the contribution to the Group's results in the second quarter of the year.
–South America generated a cumulative net attributable profit of €317m, which represents a year-on-year increase of 99.7%, driven by the good performance of recurring income and the net trading income (hereinafter, NTI).
–Rest of Business achieved an accumulated net attributable profit of €235m, 8.3% higher than in the same period of the previous year, favored by the performance of the net interest income and the NTI.
The Corporate Center recorded a net attributable loss of €-557m, which is an improvement compared with the €-1,039m recorded in the same period of the previous year, mainly due to the evolution of the NTI.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Lastly, and for a broader understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €1,396m. These results represent an increase of 23.9% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group's wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

NET ATTRIBUTABLE PROFIT BREAKDOWN ⁽¹⁾ (PERCENTAGE. 1H24)
⁽¹⁾ Excludes the Corporate Center.

Solvency
The CET1 fully loaded ratio of the BBVA Group stood at 12.75% as of June 30, 2024, which allows maintaining a large management buffer over the Group's CET1 requirement as of that date (9.11%1), and which is also above the Group's target management range of 11.5 - 12.0% CET1.

Purchase offer to the Banco Sabadell shareholders
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024 by BBVA through the publication of an inside information notice (información privilegiada) with the CNMV.
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration offered by BBVA to the shareholders of the Target Company consists of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company (the "Consideration"), subject to certain adjustments in the case of dividend distribution in accordance with what was indicated in the Prior Announcement.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, on the rules governing tender offers ("Royal Decree 1066/2007"), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank. In accordance with the provisions of article 26.2 of Royal Decree 1066/2007, the CNMV will not authorize the Offer until the express or tacit non-opposition of the European Central Bank has been obtained and evidenced.
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by holders of shares representing at least 50.01% of the share capital of the Target Company, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to fully cover the Consideration offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (PRA).
1 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of March 31, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to fully cover the Consideration offered to the shareholders of the Target Company.
The closing of the Offer is expected to be completed in between approximately 6 and 8 months from the date of the Prior Announcement and the detailed terms of the Offer will be set out in the prospectus, which was submitted to CNMV together with the request for the authorization of the Offer on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV.
Sustainability
Channeling sustainable business

SUSTAINABLE BUSINESS BREAKDOWN (PERCENTAGE OF THE AMOUNT CHANNELED 2018-JUNE 2024)
(1) In those cases where it is not feasible or sufficient information is not available to allow an exact distribution between the categories of climate change and inclusive growth, internal estimates are made based on the available information.
(2) Also includes Natural Capital.
(3) Primarily includes products whose funds are used for activities considered sustainable (according to both internal and market standards, existing regulations and best practices), products granted to clients considered sustainable taking into account their revenues from sustainable activities (in accordance with existing regulations and/or internal standards) or in line with company-level certifications of recognized prestige in the market, as well as sustainability linked products (according to both internal and market standards and best practices), such as those linked to environmental and/or social indicators.
(4) Bonds (green, social, sustainability or sustainability-linked) in which BBVA acts as bookrunner.
(5) Investment products art.8 or 9 under Sustainable Finance Disclosure Regulation (SFDR) or similar criteria outside the EU managed, intermediated or marketed by BBVA. "Other" includes deposits under the Sustainable Transaction Banking Framework until its replacement by the CIB Sustainable Products Framework (both Frameworks published on the bank's website), insurance policies related to energy efficiency and inclusive growth and electric vehicle autorenting, mainly.
(6) Includes the activity of the BBVA Microfinance Foundation (BBVAMF), which is not part of the consolidated Group and which has channeled around €8.4 billion in the period from 2018 to June 2024 to support vulnerable entrepreneurs with microcredits.
Regarding the objective of channeling €300 billion between 2018 and 20252 as part of the sustainability strategy, the BBVA Group has channeled an approximate total of €252 billion in sustainable business between 2018 and June 2024, of which approximately 77% corresponds to the area of promoting the fight against climate change and the remaining 23% to promote inclusive growth. The amount channeled includes financing, intermediation, investment, off-balance sheet and insurance transactions. These operations have contractual maturity or redemption dates, so the above mentioned accumulated figure does not represent the amount reflected on the balance sheet.
During the first half of 2024, around €46 billion was channeled, of which around €26 billion corresponds to the second quarter of 2024, a new quarterly record for the Group. This channeling of the first half of 2024 represents an increase of around 37% compared to the same half of 2023.
Of the amount channeled in the first half of 2024, around €5.3 billion corresponds to retail business, representing a growth of 12% compared with the same period of the previous year. During the second quarter, around €2.8 billion was channeled. BBVA has continued to promote customized digital solutions aimed at the mass consumer market, offering retail customers a vision of the potential savings they can obtain by adopting energy-saving measures in their homes and transportation. During the second quarter
2 For the purposes of the Goal 2025, channeling is considered to be any mobilization of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, existing regulations, and best market practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

of 2024, the good performance of channeling related to the acquisition of hybrid or electric vehicles stands out, with a total of around €164 million channeled, representing a 13% growth compared to the same period of the previous year.
Between January and June 2024, the commercial business (enterprises) mobilized around €15.8 billion, representing a growth of 57% compared to the same period of the previous year. In the second quarter of 2024, approximately €9 billion was channeled, while continuing to advise corporate customers on sustainable solutions that enable potential economic savings with a focus on cross-cutting issues, such as energy efficiency, vehicle fleet renewal or water footprint reduction. It is worth highlighting the financing allocated to agribusiness, water and circular economy with around €655 million during the second quarter of 2024, which represents an increase of 74% compared to the same period of the previous year.
CIB has channeled around €25 billion during the first half of the year, representing a 32% growth compared to the same period of the previous year. During this quarter, around €13.8 billion have been mobilized. In the wholesale segment, BBVA has continued to promote the financing of clean technologies and renewable energy projects, as well as confirming linked to sustainability, among other strategic lines. In terms of channeling in the second quarter of 2024, the financing of renewable energy projects stood out, which contributed around €402 million during the quarter, more than doubled the amount compared to the same period of the previous year.
Relevant advances in the field of sustainability
•Intermediate emission reduction targets for 20303
Following the publication of its interim 2030 emissions reduction targets for the aviation and shipping sectors at the end of 2023, and following the defined roadmap, BBVA published in May 2024 interim 2030 funded emissions reduction targets for two additional sectors: aluminum and real estate (both commercial and residential)4.
In the case of aluminum, BBVA has set its target to align its financing portfolio with the decarbonization trajectory determined by the International Aluminum Institute (IAI) to reduce global emissions by 28% by 2030. This means achieving a percentage deviation of 0% or less from this decarbonization path by 2030.
In the case of the BBVA Group's real estate portfolio, different targets have been set for the Commercial Real Estate segment, where the objective is to reduce the intensity of its financing portfolio by 44% between 2023 and 2030, and for the Residential Real Estate segment, with a reduction target for that period of 30%5.
•Issuance of a biodiversity bond
In May 2024, BBVA Colombia and the International Finance Corporation (IFC) have announced the issuance of a biodiversity bond. BBVA Colombia will issue the bond of up to $70 million and the proceeds will be used to finance projects focused on reforestation, regeneration of natural forests on degraded lands, mangrove conservation or rehabilitation, climate-smart agriculture, and wildlife habitat restoration, among others.
3 The achievement and progressive progress of the decarbonization targets will depend to a large extent on the actions of third parties, such as customers, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological and regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Consequently, these objectives may be subject to future revisions.
4 The geographic scope of the intermediate 2030 emission reduction target for the real estate sector is Spain.
5 BBVA has established its targets following the CRREM (Carbon Risk Real Estate Monitor) methodology, which defines a metric in terms of emissions intensity (Kg CO2e per square meter per year).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Macroeconomic environment
Economic growth, in general, has been stronger than expected and inflation has stopped its downward trend in recent months. Although restrictive monetary conditions continue to affect the economy through traditional channels, their effects on the dynamics of activity and prices have been partially offset by factors such as the expansionary tone of fiscal policy, the dynamism of the services sector and the still high liquidity.
Despite the recent resilience, according to BBVA Research, it is most likely that further moderation in demand paves the way for relatively low global GDP growth and a slowdown in inflation from its current levels over the coming months. Specifically, global growth would reduce from 3.3% in 2023 to 3.1% in 2024, a sightly higher forecast than previous one (+3.0%). In the United States, growth is expected to continue soften, but better than expected data in recent months supports an upward revision of the GDP growth forecast for 2024 to 2.2%, 30 basis points above the previous forecast and 30 basis points below the growth recorded in 2023. In the Eurozone, the growth forecast for 2024 remains unchanged at 0.7%; activity would continue to recover gradually after remaining practically stagnant for much of 2023, when GDP grew just 0.5%. In China, despite the dynamism of the first months of the year, a series of structural factors are expected to continue to weigh negatively and GDP is expected to grow 4.6% in 2024 with no change compared to the previous forecast and below the growth observed in 2023 (+5.2%).
In this context of moderate growth and prospects for a further slowdown of inflation, the ECB has decided to cut its interest rates by 25 basis points in June, to 3.75% of deposit facility rates, and it is expected that the Fed will begin soon its cycle of easing monetary conditions. Benchmark interest rates would be reduced, according to BBVA Research forecasts, to around 5.0% in the United States and 3.25% in the Eurozone, after two cuts of 25 basis points in each geographic area during the second half of 2024. Interest rates are expected to continue falling throughout 2025. However, they are expected to remain relatively high, above the levels before the coronavirus pandemic, due to potential inflationary pressures caused by the geopolitical factors, such as the war in Ukraine and the armed conflict in Middle East, and to other factors like protectionist policies, an expansionary fiscal stance and climatic shocks. Indeed, these factors, as well as the current political context in the United States and Europe, increase the uncertainty about the evolution of the global economy and the risk of having a higher inflation and interest rates than expected as of the date of publication of this report.

GDP GROWTH ESTIMATES IN 2024 (PERCENTAGE. YEAR-ON-YEAR VARIATION)
Source: BBVA Research estimates.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Group
Quarterly evolution of results
The results obtained by the BBVA Group in the second quarter of 2024 stood at 2,794 million euros, 27.0% above the previous quarter, with the following trends standing out:
–Favorable evolution of recurring income, with Turkey´s performance standing out.
–Excellent performance of NTI, due to the exchange rate hedges of the Corporate Center.
–Favorable evolution of the other operating income and expenses line, mainly explained by a lower hyperinflation adjustment in Argentina, and by the temporary tax on credit institutions and financial credit institutions, recorded in the first quarter of the year 2024.
–Increase of operating expenses and in impairment on financial assets, in line with the growth strategy in the most profitable segments.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2024		2023
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	6,481	6,512	5,246	6,434	5,768	5,642
Net fees and commissions	1,955	1,887	1,694	1,685	1,470	1,439
Net trading income	1,114	772	753	658	334	438
Other operating income and expenses	(324)	(952)	(255)	(820)	(383)	(561)
Gross income	9,227	8,218	7,438	7,956	7,189	6,958
Operating expenses	(3,477)	(3,383)	(3,068)	(3,303)	(2,922)	(3,016)
Personnel expenses	(1,855)	(1,778)	(1,693)	(1,756)	(1,530)	(1,551)
Other administrative expenses	(1,238)	(1,229)	(1,025)	(1,169)	(1,054)	(1,127)
Depreciation	(384)	(375)	(349)	(378)	(337)	(339)
Operating income	5,751	4,835	4,370	4,654	4,267	3,942
Impairment on financial assets not measured at fair value through profit or loss	(1,479)	(1,361)	(1,225)	(1,210)	(1,025)	(968)
Provisions or reversal of provisions	19	(57)	(163)	(81)	(115)	(14)
Other gains (losses)	31	40	(49)	2	50	(16)
Profit (loss) before tax	4,322	3,458	2,932	3,365	3,178	2,944
Income tax	(1,374)	(1,151)	(799)	(1,226)	(1,028)	(950)
Profit (loss) for the period	2,949	2,307	2,133	2,139	2,150	1,994
Non-controlling interests	(154)	(107)	(75)	(56)	(118)	(148)
Net attributable profit (loss)	2,794	2,200	2,058	2,083	2,032	1,846
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.47	0.37	0.34	0.34	0.34	0.30
Earning (loss) per share (euros) ⁽¹⁾	0.47	0.36	0.33	0.33	0.33	0.29
⁽¹⁾ Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Year-on-year evolution of results
The BBVA Group generated a net attributable profit of €4,994m in the first half of 2024, again driven by the performance of recurring revenues of the banking business. Thus, the net interest income grew at a year-on-year rate of 13.9% and net fees and commissions by 32.1%. These results represent an increase of 28.8% compared to the same period of the previous year.
These results include the recording for the total annual amount paid for the temporary tax on credit institutions and financial credit institutions6 for €285m, included in the other operating income and expenses line of the income statement.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
			∆ % at constant
	1H24	∆ %	exchange rates	1H23
Net interest income	12,993	13.9	20.3	11,410
Net fees and commissions	3,842	32.1	35.4	2,909
Net trading income	1,886	144.2	183.0	773
Other operating income and expenses	(1,276)	35.2	35.6	(944)
Gross income	17,446	23.3	30.5	14,148
Operating expenses	(6,859)	15.5	19.5	(5,938)
Personnel expenses	(3,633)	17.9	22.5	(3,081)
Other administrative expenses	(2,467)	13.1	17.9	(2,181)
Depreciation	(759)	12.3	11.8	(676)
Operating income	10,586	29.0	38.8	8,209
Impairment on financial assets not measured at fair value through profit or loss	(2,839)	42.5	42.8	(1,993)
Provisions or reversal of provisions	(38)	(70.3)	(65.1)	(129)
Other gains (losses)	71	107.8	94.6	34
Profit (loss) before tax	7,780	27.1	39.8	6,122
Income tax	(2,525)	27.6	40.4	(1,978)
Profit (loss) for the period	5,255	26.8	39.6	4,144
Non-controlling interests	(261)	(1.9)	108.2	(266)
Net attributable profit (loss)	4,994	28.8	37.2	3,878
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.84			0.64
Earning (loss) per share (euros) ⁽¹⁾	0.83			0.62
⁽¹⁾ Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
The accumulated net interest income as of June 30, 2024 was higher than in the same period of the previous year (+20.3%), with increases in all business areas except for Turkey, as a result of the dynamism that lending activity has shown during the first half of the year. The good evolution in South America and Spain is noteworthy.
Positive evolution in the net fees and commissions line, which increased by 35.4% in year-on-year terms due to the favorable performance in payment systems and, to a lesser extent, asset management. The contribution of Turkey and, to a lesser extent, of Mexico stand out in this line.
6 In compliance with Law 38/2022, of December 27, which establishes the obligation to pay a patrimonial benefit of a public and non-taxable nature during the years 2023 and 2024 for credit institutions that operate in Spanish territory whose sum of total interest income and fee and commission income corresponding to the year 2019 is equal to or greater than €800m.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
At the end of June 2024, NTI grew by 183.0%, mainly explained by the favorable results from hedging foreign currency positions especially of the Mexican peso, recorded in the Corporate Center and, to a lesser extent, by the positive performance of this line in all business areas. Regarding the contribution of Global Markets, included in this line, the evolution of Spain and Mexico stands out.
The other operating income and expenses line accumulated as of June 30, 2024 a result that compares negatively with the same date of the same period of last year, mainly due to the recording in the line of a more negative adjustment for hyperinflation in Argentina in this exercise, partially offset by the lack of contribution to the European Single Resolution Fund after completion of its construction stage7. This line also reflects the total estimated amount of the temporary tax on credit institutions and financial credit institutions for year 2024 registered in the first quarter of the year and 60 million higher than the annual amount estimated for year 2023, registered in the first quarter of that year. For its part, the results of the insurance business had a favorable evolution.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
On a year-on-year basis, the increase in operating expenses increased at the Group level stood at 19.5%, a rate that is below the inflation rates observed in the countries in which the Group operates (an average of 21.3% on average in the last 12 months8).
Thanks to the remarkable growth in gross income (+30.5%, in constant terms), the efficiency ratio stood at 39.3% as of June 30, 2024, with an improvement of 362 basis points compared to the ratio recorded 12 months earlier.
7 The Single Resolution Fund, whose funds would be allocated to the resolution of financial entities in certain circumstances, has been increasing during a transitional period of eight years (2016-2023) with the objective of reaching at least 1% of the deposits covered by the Member States that make up the Single Resolution Mechanism at the end of 2023.
8 Weighted by operating expenses and excluding Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

EFFICIENCY RATIO (PERCENTAGE)

The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) at the end of June 2024 was 42.8% higher than in the same period of the previous year, with higher requirements linked to the growth in retail products, the most profitable in line with the Group´s strategy. All business areas required greater loan-loss provisions, highlighting Mexico and South America.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
The provisions or reversal of provisions line (hereinafter, provisions) registered at the end of June 30, 2024 lower provisions compared to the same period of the previous year, mainly originated in Turkey.
On the other hand, the other gains (losses) line ended June 2024 with a balance of €71m, which compares favorably with the result of the previous year when collecting the positive impact of the evaluation of real state in Turkey and the reversal of impairments for investments in associates, recorded in Corporate Center.
As a result of the above, the BBVA Group generated a net attributable profit of €4,994m between January and June of the year 2024, which compares very positively with the result of the same period of the previous year (+37.2%). These solid results are supported by the favorable evolution of the banking business recurring income, which offsets the higher operating expenses and the increase in provisions for impairment losses on financial assets.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The cumulative net attributable profits, in millions of euros and accumulated at the end of June 2024 for the business areas that compose the Group were as follows: €1,790m in Spain, €2,858m in Mexico, €351m in Turkey, €317m in South America and €235m in Rest of Business.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

The Group's excellent performance has also allowed to accelerate value creation, as reflected in the growth of the tangible book value per share and dividends, which as of the end of June 2024 was 19.7% higher than in the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Lastly, the Group’s profitability indicators improved in year-on-year terms supported by the favorable performance of results.

ROE AND ROTE (PERCENTAGE)

ROA AND RORWA (PERCENTAGE)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Balance sheet and business activity
The most relevant aspects related to the evolution of the Group's balance sheet and business activity as of June 30, 2024 are summarized below:
–Loans and advances to customers recorded an increase of 4.3% compared to the end of December 2023, particularly driven by the evolution of corporate loans (+5.1% at Group level), and by the positive performance of loans of all segments to individuals, especially consumer loans and credit cards, that together grew by 4.9%.
–Customer funds increased by 5.9% compared to the end of 2023. This favorable performance was due to the growth in both deposits from customers, which increased by 4.2% due to both the positive evolution of time deposits in most of the business areas, especially Rest of Business and Turkey, and to the increase in off-balance sheet funds, which grew by 10.1%, outstanding the good performance in Mexico and Spain.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-06-24	∆ %	31-12-23	30-06-23
Cash, cash balances at central banks and other demand deposits	45,055	(40.3)	75,416	71,858
Financial assets held for trading	123,821	(12.2)	141,042	141,721
Non-trading financial assets mandatorily at fair value through profit or loss	10,584	21.1	8,737	8,019
Financial assets designated at fair value through profit or loss	856	(10.4)	955	1,004
Financial assets at fair value through accumulated other comprehensive income	60,691	(2.4)	62,205	63,979
Financial assets at amortized cost	481,213	6.5	451,732	438,841
Loans and advances to central banks and credit institutions	28,959	17.6	24,627	24,311
Loans and advances to customers	393,803	4.3	377,643	369,761
Debt securities	58,450	18.2	49,462	44,769
Investments in joint ventures and associates	964	(1.2)	976	929
Tangible assets	9,650	4.3	9,253	8,892
Intangible assets	2,379	0.7	2,363	2,284
Other assets	24,322	6.3	22,878	24,928
Total assets	759,534	(2.1)	775,558	762,456
Financial liabilities held for trading	93,546	(23.1)	121,715	127,332
Other financial liabilities designated at fair value through profit or loss	14,935	12.3	13,299	12,577
Financial liabilities at amortized cost	565,752	1.5	557,589	541,671
Deposits from central banks and credit institutions	49,436	(18.1)	60,349	59,961
Deposits from customers	430,984	4.2	413,487	402,344
Debt certificates	69,061	0.5	68,707	63,158
Other financial liabilities	16,271	8.1	15,046	16,207
Liabilities under insurance and reinsurance contracts	11,520	(4.9)	12,110	11,537
Other liabilities	16,690	7.1	15,580	16,771
Total liabilities	702,443	(2.5)	720,293	709,888
Non-controlling interests	3,851	8.1	3,564	3,517
Accumulated other comprehensive income	(16,416)	1.0	(16,254)	(16,919)
Shareholders’ funds	69,656	2.5	67,955	65,970
Total equity	57,091	3.3	55,265	52,568
Total liabilities and equity	759,534	(2.1)	775,558	762,456
Memorandum item:
Guarantees given	64,731	7.9	60,019	55,326
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	30-06-24	∆ %	31-12-23	30-06-23
Public sector	23,313	0.2	23,269	23,729
Individuals	174,604	3.9	168,123	165,553
Mortgages	94,362	1.1	93,358	92,679
Consumer	44,238	3.6	42,695	41,016
Credit cards	23,207	7.4	21,609	20,044
Other loans	12,797	22.3	10,461	11,813
Business	192,431	5.1	183,076	177,881
Non-performing loans	14,672	1.6	14,444	13,787
Loans and advances to customers (gross)	405,021	4.1	388,912	380,949
Allowances ⁽¹⁾	(11,218)	(0.5)	(11,269)	(11,188)
Loans and advances to customers	393,803	4.3	377,643	369,761
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of June 30, 2024, December 31, 2023 and June 30, 2023 the remaining amount was €122m, €142m and €162m respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)

CUSTOMER FUNDS (BILLIONS OF EUROS)

CUSTOMER FUNDS (MILLIONS OF EUROS)
	30-06-24	∆ %	31-12-23	30-06-23
Deposits from customers	430,984	4.2	413,487	402,344
Current accounts	316,246	(0.4)	317,543	308,688
Time deposits	100,617	9.9	91,524	89,277
Other deposits	14,120	219.5	4,420	4,378
Other customer funds	180,975	10.1	164,367	155,739
Mutual funds and investment companies and customer portfolios ⁽¹⁾	145,599	10.4	131,849	124,793
Pension funds	29,948	5.7	28,326	27,051
Other off-balance sheet funds	5,427	29.5	4,192	3,895
Total customer funds	611,959	5.9	577,853	558,083
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Colombia and Peru.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Capital and shareholders
Capital base
The CET1 fully loaded ratio of the BBVA Group stood at 12.75% as of June 30, 2024, which allows maintaining a large management buffer over the Group's CET1 requirement as of that date (9.11%9), and which is also above the Group's target management range of 11.5 - 12.0% CET1.
During the second quarter, the Group’s CET1 fully loaded decreased by 7 basis points with respect to the March level (12.82%).
The strong earnings generation during the second quarter, higher than in the first quarter, net of shareholder remuneration and payment of capital instruments (CoCos), generated a positive contribution of +34 basis points to CET1 ratio, which, together with the offsetting in equity of the negative effect in results of value loss of the net monetary position in hyperinflationary economies, made it possible to absorb the growth of risk-weighted assets (RWA) derived from the organic growth of activity in constant terms (consumption of -40 basis points), in line with the Group's strategy of continuing to promote profitable growth.
Among the remaining impacts, in addition to the one referred to from hyperinflationary economies, it is worth highlighting those associated with market variables, which drained -23 basis points of the ratio, where the negative evolution in the quarter due to the evolution of the main currencies (highlighting the impact of the evolution of the Mexican peso), and, to a lesser extent, the valuation of fixed income portfolios stand out.

Quarterly evolution of the CET1 fully-loaded ratio

(1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results.

The AT1 fully loaded ratio showed an increase of +19 basis points compared to March 31, 2024. In this period, BBVA S.A completed an issuance for an amount of €750 million Contingent Convertible instruments (CoCos) in June 2024.
The Tier 2 fully loaded ratio has not experienced a significant variation (-2 basis points in the quarter), only impacted by the growth of RWA.
As a consequence of the foregoing, the consolidated fully loaded total capital ratio stood at 16.77% as of June 30, 2024, above the total capital requirements (13.27%).

9 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of March 31, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

CAPITAL BASE (MILLIONS OF EUROS)
	Phased-in (1)			Fully-loaded (1)
	30-06-24 ⁽²⁾	31-12-23	30-06-23	30-06-24 ⁽²⁾	31-12-23	30-06-23
Common Equity Tier 1 (CET1)	48,861	46,116	45,146	48,861	46,116	45,146
Tier 1	54,776	52,150	51,316	54,776	52,150	51,316
Tier 2	9,467	8,182	7,021	9,467	8,182	7,021
Total capital (Tier 1 + Tier 2)	64,243	60,332	58,337	64,243	60,332	58,337
Risk-weighted assets	383,179	363,915	347,442	383,179	363,915	347,442
CET1 (%)	12.75	12.67	12.99	12.75	12.67	12.99
Tier 1 (%)	14.30	14.33	14.77	14.30	14.33	14.77
Tier 2 (%)	2.47	2.25	2.02	2.47	2.25	2.02
Total capital ratio (%)	16.77	16.58	16.79	16.77	16.58	16.79
⁽¹⁾ The difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). For the periods shown in this table, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.

⁽²⁾ Preliminary data.
As of June 30, 2024, the phased-in leverage ratio stood at 6.77%10 (6.77% fully loaded), increasing 29 basis points since March 2024.

LEVERAGE RATIO (FULLY-LOADED)
	30-06-24	31-12-23	30-06-23
Exposure to Leverage Ratio (Fully-Loaded) (million euros)	809,063	797,888	792,045
Leverage ratio (Fully-Loaded) (%)	6.77	6.54	6.48
With respect to the MREL ratios11 achieved as of June 30, 2024, these were 28.42% and 11.95%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 22.18% and 9.32%, respectively. A summarizing table is shown below:

MREL
	30-06-24	31-12-23	30-06-23
Total own funds and eligible liabilities (million euros)	54,157	49,398	51,194
Total RWA of the resolution group (million euros)	218,340	214,757	207,087
RWA ratio (%)	28.42	26.36	28.05
Total exposure for the Leverage calculation (million euros)	519,267	517,470	516,459
Leverage ratio (%)	11.95	10.94	11.25

10 Preliminary leverage ratio as of the date of publication
11 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB. The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

On March 27, 2024 the Group made public that it had received a communication from the Bank of Spain regarding its MREL 22.79%12. In addition, BBVA must reach, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.48% (the “MREL in LR”)13. These requirements do not include the current combined capital requirement, which, according to current regulations and supervisory criteria, is 3.62%14. Given the structure of the resolution group's own funds and eligible liabilities, as of June 30, 2024, the Group meets the aforementioned requirements.
Likewise, with the aim of reinforcing compliance with these requirements, BBVA has made several debt issuances during the first half of 2024. For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.
Shareholder remuneration
Regarding shareholder remuneration, as approved by the General Shareholders´ Meeting on March 15, 2024, in its first item on the agenda, on April 10, 2024, a cash payment of €0.39 gross per each outstanding BBVA share entitled to receive such amount was made against the 2023 results, as an additional shareholder remuneration for the financial year 2023. Thus, the total amount of cash distributions for 2023, taking into account the €0.16 gross per share that was distributed in October 2023, amounted to €0.55 gross per share.
Total shareholder remuneration includes, in addition to the cash payments mentioned above, the remuneration resulting from BBVA's buyback program for the repurchase of own shares announced on January 30, 2024 for a maximum amount of €781m, and which started being executed on March 1, 2024. BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date. On May 24, 2024, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption, charged to unrestricted reserves, of 74,654,915 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the own share buyback program scheme and which were held as treasury shares.
As of June 30, 2024, BBVA’s share capital amounted to €2,824,009,877.85 divided into 5,763,285,465 shares.

SHAREHOLDER STRUCTURE (30-06-24)
	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	310,613	43.1	57,201,029	1.0
501 to 5,000	322,333	44.7	570,781,301	9.9
5,001 to 10,000	47,618	6.6	333,879,512	5.8
10,001 to 50,000	36,834	5.1	704,068,308	12.2
50,001 to 100,000	2,579	0.4	176,073,985	3.1
100,001 to 500,000	1,168	0.2	206,344,567	3.6
More than 500,001	258	0.04	3,714,936,763	64.5
Total	721,403	100	5,763,285,465	100
Note: in the case of shares kept by investors through a custodian placed outside Spain, only the custodian will be considered as a shareholder, which is who appears registered in the accounting record of book entries, so the number of shareholders stated does not consider those indirect holders.
On July 5, 2024, BBVA held an Extraordinary General Shareholders' Meeting in Bilbao. Among the agreements adopted was approval of an increase in the share capital of BBVA,S.A. up to a maximum nominal amount of €551,906,524.05, by issuing and putting into circulation of up to 1,126,339,845 ordinary shares with a par value of €0.49 each of them, for the purpose of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. launched by BBVA.

12 The subordination requirement in RWA is 13.5%.
13 The subordination requirement in Leverage ratio is 5.78%.
14 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of March 31, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Ratings
During the first half of 2024, BBVA’s rating has continued to demonstrate its strength and all agencies have maintained their rating in the A category. In March, Moody´s changed its long-term outlook on the senior preferred debt from stable to positive (maintaining its rating in A3) after a similar action on the Spanish Sovereign rating and reflecting the expectations of the agency that the profitability levels of the bank will continue being high and that the pressures on the quality of assets will remain contained. Also, in March, DBRS communicated the result of its annual revision of BBVA confirming the rating in A (high) with a stable outlook. Additionally, S&P reviewed BBVA´s rating and outlook unchanged in June (A, stable), and for its part, Fitch have maintained without changes BBVA´s rating and outlook (A-, stable), during the first six months of the year. The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS
Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody's	A3	P-2	Positive
Standard & Poor's	A	A-1	Stable
(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Risk management
Credit risk
Uncertainty within the macroeconomic environment remains high, and the geopolitical turbulence at the time of preparation of this report could increase the biases towards more negative scenarios, with higher than expected interest rates, and more persistent inflation, which can affect credit demand and hinder the payment capacity of families and business.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the first half of 2024 includes the effect on expected losses of updating macroeconomic forecasts, which take into account the current global environment. Additionally, the Group may complement the expected losses either by considering additional risk drivers, or by incorporating sectorial particularities or those that may affect a set of operations or borrowers, following a formal internal process established for the purpose.
By region, the evolution during the first half of the year has been uneven. In Spain, growth forecasts for 2024 have been revised upwards, and the household debt levels are far from the historical highs, whereas in Mexico, less dynamism in activity is observed while we await a gradual cycle of monetary policy normalization. The uncertainty in Turkey continues, although growth remains solid. Despite changes in economic policy, asset quality indicators for the system remain at limited levels. Finally, South America is moving towards macroeconomic normalization, with inflation gradually approaching the established goals and growth converging towards its potential levels.
BBVA Group's credit risk indicators
The evolution of the Group’s main credit risk indicators is summarized below:
–Credit risk increased in the first half of the year by 1.6% (+3.5% in constant terms), with generalized growth at constant exchange rates in all geographical areas.
–Non-performing loans decreased by -1.8% at the Group level between the end of March and June 2024, favored by the evolution of the exchange rate (+0.1% in constant terms), and leveraged in Spain, which has been favored by the execution of portfolio sales in June, and to a lesser extent, by the evolution of Rest of Business, mainly due to the recovery of a specific client. On the contrary, increases in constant terms in the rest of the geographical areas, where growth was concentrated in retail portfolios.

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)
–The NPL ratio decreased with respect to the previous quarter, standing at 3.3% at June 30, 2024, favored by the growth of the portfolio and the evolution of the non-performing loans mentioned above.
–The NPL coverage ratio ended the quarter at 75%, at similar levels compared to the previous quarter, with decreases in Spain, Turkey, South America, and increases in Mexico and Rest of Business.
–The cumulative cost of risk as of June 30, 2024 stood at 1.42%, which is above the previous quarter, yet in line with the expectations and associated with the growth in profitable portfolios. By business areas, Spain and South America showed stability, Turkey was at normalized levels and Mexico has been affected by the requirements of the retail portfolios.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)
	30-06-24	31-03-24	31-12-23	30-09-23	30-06-23
Credit risk	469,687	462,457	448,840	444,984	436,174
Stage 1	414,956	405,765	392,528	394,329	386,711
Stage 2	39,298	40,975	41,006	35,791	34,772
Stage 3 (non-performing loans)	15,434	15,716	15,305	14,864	14,691
Provisions	11,560	11,943	11,762	11,751	11,697
Stage 1	2,162	2,198	2,142	2,143	2,107
Stage 2	1,911	2,130	2,170	2,198	2,181
Stage 3 (non-performing loans)	7,486	7,615	7,450	7,410	7,409
NPL ratio (%)	3.3	3.4	3.4	3.3	3.4
NPL coverage ratio (%) ⁽²⁾	75	76	77	79	80
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 74% as of June 30, 2024.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)
	2Q24 ⁽¹⁾	1Q24	4Q23	3Q23	2Q23
Beginning balance	15,716	15,305	14,864	14,691	14,141
Entries	2,925	3,184	3,038	2,898	2,875
Recoveries	(1,497)	(1,530)	(1,373)	(1,538)	(1,394)
Net variation	1,428	1,655	1,665	1,360	1,481
Write-offs	(1,209)	(1,216)	(983)	(830)	(877)
Exchange rate differences and other	(501)	(27)	(241)	(357)	(54)
Period-end balance	15,434	15,716	15,305	14,864	14,691
Memorandum item:
Non-performing loans	14,672	14,938	14,444	13,947	13,787
Non performing guarantees given	761	778	862	918	905
⁽¹⁾ Preliminary data.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Structural risks
Liquidity and funding
Liquidity and funding management at BBVA promotes the financing of the recurring growth of the banking business at suitable maturities and costs using a wide range of funding sources. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of assurance in each geographical area, close to 55% in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €132.7 billion, of which 97% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during the first half of 2024 and stood at 148% as of June 30, 2024. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 178% in BBVA, S.A., 154% in Mexico and 162% in Turkey). Without considering this restriction, the Group's LCR ratio was 179%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 129% as of June 30, 2024.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-06-24)
	BBVA, S.A.	Mexico	Turkey	South America
LCR	178%	154%	162%	All countries >100
NSFR	121%	133%	161%	All countries >100
In addition to the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, having repaid the entire TLTRO III program, maintaining at all times the regulatory liquidity metrics well above the set minimums. During the first half of 2024, commercial activity has been broadly neutral in terms of liquidity, with growth in both customer deposits and lending activity.
–BBVA Mexico shows a solid liquidity situation, even though the credit gap increased in the first half of the year as a consequence of the outflows of deposits and strong dynamism of credit growth. Despite that, the cost of funds has been efficiently managed.
–In Turkey, in the first half of 2024, the lending gap in local currency remained stable (however, the performance by quarter has been very different, with an increase in the gap in the first quarter and a reduction in the second one). Regarding the credit gap in foreign currency, an increase was recorded, mainly originated by the outflow of deposits during the fist half of the year due to dedollarization. Liquidity buffer has been reduced, mainly due to the increase in the currency gap and the reserve requirement. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios. On the other hand, the Central Bank of Turkey has continued updating the measures to continue with the dedollarization process of the economy and control the inflation.
–In South America, the liquidity situation remains adequate throughout the region. In BBVA Argentina, the growth of excess liquidity slowed thanks to the increase loans in the quarter, which has equaled the growth of deposits. However, in the second half of the year, the growth in deposits exceeded the loans in local currency and with small differences in foreign currency. In BBVA Colombia, the credit gap decreased in the first half of the year with a growth in deposits much higher than loans. BBVA Peru has shown a decrease in lending gap in the first half of 2024 with a growth in deposits higher than loans.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The main wholesale financing transactions carried out by the BBVA Group during the first half of 2024 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior preferred	Jan-24	1,250	EUR	3.875%	—	Jan-34
	Tier 2	Feb-24	1,250	EUR	4.875%	Nov-30 to Feb-31	Feb-36
	Senior preferred	Mar-24	1,000	USD	5.381%	—	Mar-29
	Senior non-preferred	Mar-24	1,000	USD	6.033%	—	Mar-35
	Senior preferred (green bond)	Mar-24	1,000	EUR	3.500%	—	Mar-31
	Senior preferred	Jun-24	1,000	EUR	3 month Euribor rate + 45 basis points	—	Jun-27
	Senior preferred	Jun-24	750	EUR	3.625%	—	Jun-30
	AT1 (CoCo)	Jun-24	750	EUR	6.875%	Dec-30 to Jun-31	Perpetual
Additionally, BBVA, S.A. redeemed two capital issuances in the first half of 2024: in February 2024, a Tier 2 issuance of subordinated bonds issued in February 2019, for an amount of €750m and, in March 2024, an AT1 issued in 2019 on its first date of optional redemption, for an amount of €1 billion.
BBVA Mexico issued in January 2024 Tier 2 bonds for USD 900m with a maturity of 15 years and an early repayment option in 10 years with a coupon of 8.125%. Additionally, on April 10 2024, BBVA Mexico issued bank stock certificates for 15 billion Mexican pesos in two tranches. The first one was placed at a term of three and a half years, with a variable TIIE rate (Interbank Equilibrium Interest Rate) for one-day Funding plus 32 basis points, amounting to a total of 8.4 billion Mexican pesos. The second tranche was issued for seven years, with a fixed rate of 10.35%, for a total of 6.6 billion Mexican pesos.
In Turkey, Garanti BBVA issued in February 2024 Tier 2 10-year bonds for an amount of USD 500m, with a coupon of 8.375% and an early redemption option in 5 years. Additionally, in June 2024, Garanti BBVA renewed the total syndicated loan based on environmental, social and governance (ESG) criteria, which consists of two separate tranches of USD 241m (SOFR+2.5%) and €179m (Euribor+2.25%), respectively.
For its part, BBVA Peru issued Tier 2 bonds in the international market for USD 300m, with a 6.20% coupon, a 10.25-year maturity and an early redemption option in the fifth year.
BBVA Colombia, together with the International Finance Corporation (IFC) and the Inter-American Development Bank (IDB) announced the launch of a green biodiversity bond for an amount of up to USD 70m and a term of 3 years. On 12 July 2024, thereunder a first tranche of USD 15m was announced. For more information, see the Sustainability section at the beginning of this report.
In conclusion, the first half of 2024 has turned into one of the historically more actives in terms of issuance of wholesale funding of BBVA, S.A., with €8 billion funded in 8 tranches. If we also consider the issuance activity of BBVA Mexico, BBVA Turkey and BBVA Peru, this access to international markets increases by USD 1.7 billion, which shows the strength of the Group´s access to wholesale markets from its main issuance units.
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios and the net attributable profit variability to currency fluctuations.
The performance of the Group's main currencies during the first half of 2024 has been uneven. Due to its relevance for the Group, it should be noted the evolution of the Mexican peso, which has depreciated 4.3% against the euro due to the results of the June 2024 presidential elections. According to the Chilean peso, the Argentine peso and the Colombian peso registered depreciations of 4.0%, 8.5% and 5.1% respectively, with respect to the euro. Regarding the Turkish lira, this currency accumulates a depreciation of 7.2% which is much lower than the carry-trade of the currency.
The USD and the Peruvian sol registered an appreciation of 3.2% and 0.5% respectively, regards to the euro.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)
	Year-end exchange rates			Average exchange rates
		∆ % on	∆ % on		∆ % on
	30-06-24	30-06-23	31-12-23	1H24	1H23
U.S. dollar	1.0705	1.5	3.2	1.0812	—
Mexican peso	19.5654	(5.1)	(4.3)	18.5017	6.2
Turkish lira ⁽¹⁾	35.1868	(19.5)	(7.2)	—	—
Peruvian sol	4.0857	(3.6)	0.5	4.0485	0.2
Argentine peso ⁽¹⁾	975.85	(71.5)	(8.5)	—	—
Chilean peso	1,018.07	(14.3)	(4.0)	1,016.30	(14.2)
Colombian peso	4,451.25	2.3	(5.1)	4,237.50	17.1
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
In relation to the hedging of the capital ratios, BBVA covers, in aggregate, 70% of its subsidiaries' capital excess. The sensitivity of the Group's CET1 fully-loaded ratio to 10% depreciations in major currencies is estimated at: +18 basis points for the U.S. dollar, -10 basis points for the Mexican peso and -6 basis points for the Turkish lira15. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends on its expected future evolution, the costs and the relevance of the incomes related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are specially relevant. These assumptions are reviewed and adapted at least once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to have a positive sensitivity toward interest rate increases in the net interest income.
In the first half of 2024, inflation were more persistent than expected. This has caused the market to reduce its interest rate expectations for 2024 in Europe and in the United States and to expect the first rate fall from the Fed towards the fall, while the ECB began its reduction cycle in June. The above, together with some geopolitical uncertainties, has triggered a rise in sovereign bond yields and has led to a negative performance in most debt portfolios of the Group. For their part, peripheral rate curve spreads remain well supported, even slightly narrowing in the first half of the year, although they have suffered some volatility due to the political situation in France. In Mexico, the central bank cut for the first time in three years the official interest rate, in line with the monetary policy actions of most South American countries, where by end-2023 interest rate cuts had begun, which have continued during the first half of 2024. In Turkey, the Central Bank of Turkey has continued the tightening of its monetary policy launched in June 2023.
By area, the main features are:
–Spain has a balance sheet characterized by a lending portfolio with high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, the exposure of the net interest income to movements in balance sheet interest rates has been reduced in the last quarters.
On the other hand, at its June meeting the ECB carried out the first reduction, by 25 basis points, in official interest rates, after nine months in which interest rates had remained unchanged. Thus by the end of June, the reference interest rate stood at 4.25%, the marginal deposit facility rate at 3.75% and the marginal loan facility rate at 4.50%. Additionally, the ECB announced in March the changes on its operative framework, highlighting that, from September on, the spread between the benchmark interest rate and that of the deposit facility will be reduced to 15 basis points, and in June it confirmed that it will reduce holdings of securities acquired under the Pandemic Emergency Purchase Program (PEPP) in the second half of the year, expecting to end reinvestments at the end of 2024.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer loans and mortgages are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stood at 11.00% at the end of the first half of 2024, 25 basis points below the end-of-year level of 2023.
–In Turkey, the sensitivity of deposits is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). The sensitivity of the net interest income remains very limited thanks to the different efforts carried out by the Bank. The CBRT
15 This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 basis points per quarter for Mexican peso and 1 basic point per quarter for Turkish lira.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

has recently increased monetary policy rates, taking interest rates from 15.0% by the end of June 2023 to 50.0% by the end of June 2024, unchanged since March 2024.
–In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, the in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark rates, in Peru it stood at 5.75% as of June 2024, 100 basis points below its 2023 closing level. In Colombia, the interest rate was placed by the end of June 2024 in 11.25%, 175 basis points below the end of 2023. In Argentina, the central bank has made several cuts during the quarter the benchmark interest rate at 40%, which is a decrease of 60 basis points compared to the end of December 2023.

INTEREST RATES (PERCENTAGE)
	30-06-24	31-03-24	31-12-23	30-09-23	30-06-23
Official ECB rate	4.25	4.50	4.50	4.50	4.00
Euribor 3 months (1)	3.73	3.92	3.94	3.88	3.54
Euribor 1 year (1)	3.65	3.72	3.68	4.15	4.01
USA Federal rates	5.50	5.50	5.50	5.50	5.25
TIIE (Mexico)	11.00	11.00	11.25	11.25	11.25
CBRT (Turkey)	50.00	50.00	42.50	30.00	15.00
(1) Calculated as the month average.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group as of June 30, 2024, is the same as the one presented at the end of 2023.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.
The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function for the Group; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not capture the application of the hyperinflation accounting nor the wholesale business of the Group in Venezuela.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In regards to the information on the business areas and on the supplementary pro-forma information about CIB, in the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the business areas (where they are currently charged). Consequently, in order to make those year-on-year comparisons homogeneous, the figures for year 2023 have been revised, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.
Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME ⁽¹⁾, OPERATING INCOME ⁽¹⁾ AND NET ATTRIBUTABLE PROFIT ⁽¹⁾ BREAKDOWN (PERCENTAGE. 1H24)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
1H24
Net interest income	12,993	3,211	5,968	605	3,075	335	13,194	(201)
Gross income	17,446	4,626	7,910	1,892	2,639	678	17,745	(300)
Operating income	10,586	2,990	5,508	983	1,405	355	11,240	(654)
Profit (loss) before tax	7,780	2,603	3,938	914	625	306	8,386	(606)
Net attributable profit (loss)	4,994	1,790	2,858	351	317	235	5,551	(557)
1H23 ⁽¹⁾
Net interest income	11,410	2,544	5,264	980	2,503	260	11,550	(140)
Gross income	14,148	3,630	6,774	1,480	2,415	566	14,864	(716)
Operating income	8,209	2,086	4,702	888	1,324	293	9,292	(1,083)
Profit (loss) before tax	6,122	1,794	3,570	786	772	277	7,199	(1,077)
Net attributable profit (loss)	3,878	1,212	2,604	524	361	216	4,917	(1,039)
⁽¹⁾ Revised balances.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center	Deletions
30-06-24
Loans and advances to customers	393,803	178,273	89,733	42,174	43,055	41,856	395,090	445	(1,732)
Deposits from customers	430,984	225,381	86,048	54,950	45,757	21,397	433,532	188	(2,736)
Off-balance sheet funds	180,975	102,652	59,179	12,180	6,378	585	180,975	0	—
Total assets/liabilities and equity	759,534	421,032	170,505	75,456	67,749	61,564	796,306	24,290	(61,061)
RWAs	383,179	121,668	94,157	62,037	52,338	39,434	369,634	13,545	—
31-12-23
Loans and advances to customers	377,643	173,169	88,112	37,416	41,213	39,322	379,231	230	(1,819)
Deposits from customers	413,487	217,235	92,564	50,651	42,567	13,056	416,073	181	(2,768)
Off-balance sheet funds	164,367	97,253	53,254	7,768	5,525	566	164,366	1	—
Total assets/liabilities and equity	775,558	457,573	173,489	68,329	64,779	64,274	828,445	23,074	(75,961)
RWAs	363,915	121,779	91,865	54,506	49,117	36,410	353,678	10,237	—
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

NUMBER OF EMPLOYEES

NUMBER OF ATMS

NUMBER OF BRANCHES
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Spain
Highlights
•Growth in lending and customer funds in the quarter
•Good performance of the recurring revenue
•Reduction of the NPL ratio and stability of the cost of risk
•Improvement of the efficiency ratio and remarkable quarterly results

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION COMPARED TO 31-12-23)
⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H24	∆ %	1H23 ⁽¹⁾
Net interest income	3,211	26.2	2,544
Net fees and commissions	1,144	4.7	1,093
Net trading income	358	64.3	218
Other operating income and expenses	(88)	(60.7)	(224)
Of which: Insurance activities	197	3.0	192
Gross income	4,626	27.4	3,630
Operating expenses	(1,636)	5.9	(1,545)
Personnel expenses	(863)	1.5	(851)
Other administrative expenses	(589)	16.9	(504)
Depreciation	(183)	(3.8)	(190)
Operating income	2,990	43.4	2,086
Impairment on financial assets not measured at fair value through profit or loss	(335)	39.3	(240)
Provisions or reversal of provisions and other results	(52)	1.0	(51)
Profit (loss) before tax	2,603	45.1	1,794
Income tax	(811)	39.6	(581)
Profit (loss) for the period	1,792	47.8	1,213
Non-controlling interests	(1)	30.2	(1)
Net attributable profit (loss)	1,790	47.8	1,212
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-24	∆ %	31-12-23
Cash, cash balances at central banks and other demand deposits	15,991	(64.2)	44,653
Financial assets designated at fair value	127,669	(12.6)	146,136
Of which: Loans and advances	50,245	(28.5)	70,265
Financial assets at amortized cost	234,062	8.2	216,334
Of which: Loans and advances to customers	178,273	2.9	173,169
Inter-area positions	36,426	(15.0)	42,869
Tangible assets	2,816	(2.4)	2,884
Other assets	4,069	(13.4)	4,697
Total assets/liabilities and equity	421,032	(8.0)	457,573
Financial liabilities held for trading and designated at fair value through profit or loss	78,270	(29.9)	111,701
Deposits from central banks and credit institutions	33,865	(22.5)	43,694
Deposits from customers	225,381	3.7	217,235
Debt certificates	49,991	(2.9)	51,472
Inter-area positions	—	—	—
Other liabilities	18,425	(0.8)	18,579
Regulatory capital allocated	15,100	1.4	14,892

Relevant business indicators	30-06-24	∆ %	31-12-23
Performing loans and advances to customers under management ⁽²⁾	174,783	3.0	169,712
Non-performing loans	8,086	(1.2)	8,189
Customer deposits under management ⁽²⁾	214,859	(0.5)	216,005
Off-balance sheet funds ⁽³⁾	102,652	5.6	97,253
Risk-weighted assets	121,668	(0.1)	121,779
Efficiency ratio (%)	35.4		40.5
NPL ratio (%)	3.9		4.1
NPL coverage ratio (%)	54		55
Cost of risk (%)	0.38		0.37
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Macro and industry trends
Financial indicators continue to show dynamism in economic activity, largely due to services exports, fiscal policy, European recovery funds as well as the increase in active population caused by factors such as greater active population. In this context, BBVA Research's forecast for GDP growth in 2024 has been revised upwards from 2.1% to 2.5%, a rate identical to that recorded in 2023 and significantly higher than that forecast for the Eurozone. On the other hand, annual inflation reached 3.4% in June 2024 and it is expected to remain close to this level during the second half of the year.
As for the banking system, data at the end of May 2024 showed that the volume of credit to the private sector declined by 2.5% year-on-year. At the end of May, household and non-financial corporate loan portfolios fell by 1.0% and 2.9% year-on-year, respectively. Customer deposits increased by 7.5% year-on-year as of the end of May 2024, due to a 0.8% increase in demand deposits, and 70.4% time deposits. The NPL ratio stood at 3.6% in May 2024, practically the same as in the same month of the previous year. Furthermore, the system maintains comfortable solvency and liquidity levels.
Activity
The most relevant aspects related to the area's activity during the first half of 2024 were:
–Loan balances were higher than at the end of December (+3.0%), highlighting the growth in the commercial segment (+2.6%), public sector (+16.2%) and mortgages (+1.2%).
–Total customer funds grew in the first half (+1.4%), as a result of the performance of off-balance sheet funds (mutual and pension funds), which increased by 5.6%, mainly favored by net contributions in the first half of the year and a very positive market effect, and by the evolution of time deposits, which grew by 5.3%.
The most relevant aspects related to the area's activity during the second quarter of 2024 were:
–Growth in lending compared to the end of March (+2.4%), with good dynamics in all retail segments, as well as in the SMEs and public sector.
–Regarding credit quality, the NPL ratio decreased compared to the end of the previous quarter and stood at 3.9%, favored by the impact of portfolio sales at the end of June of non-performing loans (mostly unsecured), and with a negative effect on the NPL coverage ratio, which has reduced to 54% as of the end of June 2024.
–Total customer funds remained stable in the second quarter of the year (+0.1%, with respect to the balances at the end of March 2024), with a decrease in time deposits (-10.8%), offset by the growth of demand deposits (+1.0%) and off-balance sheet funds (+2.1%), which registered positive net contributions, as well as a very favorable market effect.
Results
Spain generated a net attributable profit of €1,790m in the first half of 2024, 47.8% higher than in the same period of the previous year, mainly supported by the favorable evolution of every line item of the gross income, especially the net interest income.
The most relevant aspects of the year-on-year changes in the area's income statement at the end of June 2024 were:
–Net interest income increased by 26.2%, mainly supported by the increase in the customer spread in a context of higher benchmark interest rates compared to the first half of 2023, as well as an effective liability management, which has kept the cost of deposits contained.
–Commissions grew by 4.7% compared to the same period of the previous year. The contribution of asset management fees, insurance and securities fees and fees related to CIB operations, with significant transactions in the first quarter of the year, were noteworthy.
–Growth in the NTI contribution (+64.3%), mainly supported by portfolio management and, to a lesser extent, by the contribution of Global Markets.
–The other operating income and expenses line includes the total annual estimated amount for the temporary tax on credit institutions and financial credit institutions for year 2024 of €285m, which is €60m higher than that registered in the same period of the previous year. The year-on-year comparison is mainly affected by the absence of contribution to the SRF in 2024.
–Operating expenses increased by 5.9%, mainly due to an increase in general expenses, as a result of inflation, especially higher IT expenses, and to a lesser extent in personnel expenses. This growth is well under the increase of the gross income (+27.4%), which allowed a very significant improvement of the efficiency ratio by 719 basis points in the last twelve months.
–Impairment on financial assets increased by 39.3%, in line with expectations, mainly due to higher recurrent flows in retail portfolios in the context of high rates. As a result of the above, the cumulative cost of risk at the end of June 2024 stood at 0.38%, remaining stable in comparison with the cumulative cost of risk at the end of March 2024.
In the second quarter of 2024, Spain generated a net attributable profit of €1,066m, which represents a growth of 47.1% compared to the previous quarter, which included the total estimated annual amount of the temporary levy on credit institutions and financial credit establishments in the other operating revenues and expenses line. Apart from the above, recurring revenues performed well, offset by a lower NTI. On the lower part of the income statement, expenses were in line with the previous quarter and provisions for impairment on financial assets increased, due to a slightly higher recurring entries in the wholesale portfolio, offset by the evolution of the provisions and other results line.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Mexico
Highlights
•Growth in lending activity, with higher dynamism in the wholesale segment in the quarter
•Recurring revenue growth in the first half of 2024
•Improvement of the efficiency ratio in the first six months of 2024
•Quarterly net attributable profit remains at high levels

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-23)
⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H24	∆ %	∆ % ⁽²⁾	1H23 ⁽¹⁾
Net interest income	5,968	13.4	6.8	5,264
Net fees and commissions	1,269	24.8	17.5	1,017
Net trading income	397	26.1	18.8	315
Other operating income and expenses	276	54.7	45.7	178
Gross income	7,910	16.8	10.0	6,774
Operating expenses	(2,403)	16.0	9.2	(2,072)
Personnel expenses	(1,144)	20.1	13.1	(953)
Other administrative expenses	(1,006)	12.2	5.7	(896)
Depreciation	(253)	13.4	6.7	(223)
Operating income	5,508	17.1	10.3	4,702
Impairment on financial assets not measured at fair value through profit or loss	(1,553)	36.6	28.6	(1,136)
Provisions or reversal of provisions and other results	(17)	n.s.	n.s.	5
Profit (loss) before tax	3,938	10.3	3.9	3,570
Income tax	(1,079)	11.8	5.2	(966)
Profit (loss) for the period	2,858	9.8	3.3	2,604
Non-controlling interests	(1)	8.6	2.3	(0)
Net attributable profit (loss)	2,858	9.8	3.3	2,604
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	7,676	(23.9)	(20.5)	10,089
Financial assets designated at fair value	59,191	(2.0)	2.4	60,379
Of which: Loans and advances	1,496	(71.1)	(69.8)	5,180
Financial assets at amortized cost	96,641	0.3	4.8	96,342
Of which: Loans and advances to customers	89,733	1.8	6.4	88,112
Tangible assets	2,255	(5.5)	(1.3)	2,387
Other assets	4,742	10.5	15.4	4,293
Total assets/liabilities and equity	170,505	(1.7)	2.7	173,489
Financial liabilities held for trading and designated at fair value through profit or loss	34,395	20.7	26.1	28,492
Deposits from central banks and credit institutions	7,411	(15.2)	(11.4)	8,739
Deposits from customers	86,048	(7.0)	(2.9)	92,564
Debt certificates	10,533	8.4	13.2	9,719
Other liabilities	19,664	(13.6)	(9.7)	22,756
Regulatory capital allocated	12,454	11.0	16.0	11,218

Relevant business indicators	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	90,244	1.8	6.3	88,688
Non-performing loans	2,525	2.2	6.8	2,472
Customer deposits under management ⁽³⁾	85,312	(6.2)	(2.0)	90,926
Off-balance sheet funds ⁽⁴⁾	59,179	11.1	16.1	53,254
Risk-weighted assets	94,157	2.5	7.1	91,865
Efficiency ratio (%)	30.4			30.9
NPL ratio (%)	2.6			2.6
NPL coverage ratio (%)	120			123
Cost of risk (%)	3.34			2.96
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Macro and industry trends
Economic growth has lost some of its dynamism in the first half of 2024, in a context of economic slowdown in the United States, still high interest rates and slowing investment. Thus, after growing 3.2% in 2023, GDP growth will moderate to 2.5% in 2024 (unchanged from the previous forecast) and would remain supported by robust private consumption. Annual inflation rose temporarily in recent months, to 5.0% in June, but is expected to resume its downward trend soon. According to BBVA Research, inflation will close 2024 at around 4.3%. Policy rates, which stood at 11.0% in June 2024 after a cut of 25 basis points in March, are expected to continue to decrease, albeit at a slower pace than previously expected, to around 10.5% by the end of the year. In addition, following the general elections held in June, turbulence was observed in the financial markets. Although financial volatility has moderated more recently, there is still uncertainty about future public policies.
With respect to the banking system, at the end of May 2024, the volume of outstanding credit to the non-financial private sector increased by 11.4% in year-on-year terms, with a greater boost from the consumer portfolio (+19.9%), followed by mortgages (+8.2%) and loans to businesses (+9.1%). Growth in total (demand and time) deposits remains at similar levels to those of total credit, with a year-on-year growth of 9.9% at the end of April 2024, with greater dynamism in time deposits (+12.4% year-on-year) than in demand deposits (+8.6% year-on-year). The industry's non-performing loans slightly improved at around 2.25% in April 2024 and capital ratios are at comfortable levels.
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity in the first half of 2024 were:
–Lending activity (performing loans under management) grew by 6.3% between January and June 2024, with a more dynamic growth in the retail portfolio. The wholesale portfolio, which includes large companies and public sector, grew by 6.2% in the first half, with dynamism in the corporate banking segment. For its part, the retail portfolio grew at a rate of 6.4%. Within this segment, consumer loans are noteworthy, which grew by 9.4%.
–Customer deposits under management increased 4.7% in the first half of 2024, as a result of the growth of mutual funds and other off-balance sheet funds, which increased at a rate of 16.1% in the first half of 2024, thanks to the commercial boost in a highly competitive environment to attract liabilities.
The most relevant aspects related to the area's activity in the second quarter of 2024 were:
–Lending activity (performing loans under management) grew by 5.6% in the second quarter of 2024, with greater dynamism in the wholesale portfolio, which grew at a rate of 7.8% favored by the performance of the corporates segment with business strategies which favored its growth at a rate of 9.3%. For its part, the retail portfolio grew 3.9%, highlighting the increase in consumer credits (+5.0%, driven by the product "Nómina y Personales BBVA"), and to a lesser extent mortgage loans (+2.5%) and SMEs (+5.8%). As a result, the weight of the retail portfolio, which is the most profitable for BBVA Mexico, stood at 52.5% at the end of June 2024.
–With regard to the asset quality indicators, the NPL ratio stood at 2.6% at the end of June 2024, which represents a reduction of -6 basis points compared to the end of March, mainly due to the good performance of the wholesale portfolio, as a result of both improved activity and the containment of the non-performing loans. On the other hand, the NPL coverage ratio increased to 120% at the end of June 2024.
–Customer deposits under management increased by 2.8%, mainly favored by the growth of off-balance sheet funds, which increased by 5.7% in the quarter, at the expense of time deposits (-7.8%). With respect to demand deposits, they grew by 2.7%.
Results
BBVA Mexico achieved a cumulative net attributable profit of €2,858m by the end of June 2024, representing an increase of 3.3% compared to the same period of the previous year, mainly due to the strength of the recurring income from the banking business.
The most relevant aspects of the year-on-year changes in the income statement as of the end of June 2024 are summarized below:
–Net interest income increased by 6.8%, as a result of growth in lending activity.
–Net fees and commissions, boosted by greater transactions, continued to increase at double digit (+17.5%), with favorable evolution in almost all commissions types, highlighting credit cards, those derived from mutual funds management and from wholesale activity.
–The contribution from NTI increased (+18.8%) mainly as a result of the performance of Global Markets.
–The other operating income and expenses line grew by 45.7%, driven by the evolution of the insurance business.
–Operating expenses increased (+9.2%), mainly due to higher personnel expenses associated with the increase in the headcount over the course of 2023, and, to a lesser extent, the increase of general expenses, particularly technology expenditure.
–Loan-loss provisions increased (+28.6%), affected by the higher provisioning needs of the retail portfolio, mainly in consumer and credit cards, due to the growth of these profitable segments. Consequently, the cumulative cost of risk at the end of June 2024 stood at 3.34%, which represents a growth of 7 basis points compared to the one registered at the end of March 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

In the quarter, and excluding the effect of exchange rate fluctuations, BBVA Mexico generated net attributable profit of €1,422m, which represents a -1.0% variation with respect to the previous quarter. This evolution is due to lower recurrent revenues and lower NTI, offset by a better performance in the other operating income and expenses line, mainly thanks to the positive performance of the insurance business. On the lower of the income statement, there was an increase in operating expenses and higher provisions for impairment of financial assets.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Turkey
Highlights
•Growth in lending and customer funds
•The downward trend in NPL ratio continues
•Favorable evolution of recurring income in the second quarter
•Lower quarterly impact from hyperinflation

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-23)
⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)
.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H24	∆ %	∆ % ⁽²⁾	1H23 ⁽¹⁾
Net interest income	605	(38.3)	(22.3)	980
Net fees and commissions	905	217.2	294.7	285
Net trading income	601	52.5	88.5	394
Other operating income and expenses	(219)	21.6	(22.6)	(180)
Gross income	1,892	27.9	81.3	1,480
Operating expenses	(909)	53.5	90.9	(592)
Personnel expenses	(526)	62.1	103.8	(324)
Other administrative expenses	(284)	37.5	72.2	(207)
Depreciation	(99)	62.1	86.6	(61)
Operating income	983	10.8	73.3	888
Impairment on financial assets not measured at fair value through profit or loss	(152)	178.0	216.6	(55)
Provisions or reversal of provisions and other results	82	n.s.	n.s.	(47)
Profit (loss) before tax	914	16.2	89.6	786
Income tax	(498)	192.7	n.s.	(170)
Profit (loss) for the period	416	(32.5)	8.0	616
Non-controlling interests	(64)	(29.7)	10.9	(92)
Net attributable profit (loss)	351	(33.0)	7.5	524
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	8,957	(7.7)	(0.5)	9,700
Financial assets designated at fair value	4,106	11.2	19.9	3,692
Of which: Loans and advances	2	0.7	8.5	2
Financial assets at amortized cost	58,294	13.1	21.9	51,543
Of which: Loans and advances to customers	42,174	12.7	21.5	37,416
Tangible assets	1,827	22.1	28.6	1,496
Other assets	2,271	19.6	28.5	1,899
Total assets/liabilities and equity	75,456	10.4	18.9	68,329
Financial liabilities held for trading and designated at fair value through profit or loss	1,957	4.2	12.2	1,878
Deposits from central banks and credit institutions	3,564	54.6	66.6	2,306
Deposits from customers	54,950	8.5	16.9	50,651
Debt certificates	3,143	14.8	23.7	2,737
Other liabilities	4,243	(1.8)	5.0	4,319
Regulatory capital allocated	7,599	18.0	27.1	6,438

Relevant business indicators	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	42,063	12.7	21.4	37,339
Non-performing loans	1,956	(0.5)	7.3	1,965
Customer deposits under management ⁽³⁾	52,397	6.2	14.5	49,321
Off-balance sheet funds ⁽⁴⁾	12,180	56.8	69.0	7,768
Risk-weighted assets	62,037	13.8	22.5	54,506
Efficiency ratio (%)	48.0			47.0
NPL ratio (%)	3.3			3.8
NPL coverage ratio (%)	94			97
Cost of risk (%)	0.84			0.25
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Macro and industry trends
Since the general elections held in May 2023, there are increasing signs of normalization in economic policy, in general, and monetary policy in particular, which point to a gradual reversal of the current macroeconomic distortions. Thus, benchmark interest rates have increased from 8.5% at the beginning of 2023 to 50% in March 2024, and other countercyclical measures have been announced, leading to a relatively stable exchange rate and an incipient moderation in annual inflation, which reached 71.6% in June compared to 75.5% reached in May. Economic growth would moderate from 4.5% in 2023 to 3.5% in 2024 (unchanged from the previous forecasts), despite the resilience of demand which, to some extent, continues to be supported by a expansive fiscal policy. Despite the still high uncertainty, it is most likely that the expected moderation of growth and the more restrictive tone of economic policies will favor a further reduction in inflation, to around 43% by the end of 2024.
As for the Turkish banking system, the effect of inflation remains strong. Total lending in the system increased 45.6% on a year-on-year basis as of May 2024, at similar levels to the previous months. The credit stock continues to be driven by the increase of consumer finance and credit cards (+51.3% year-on-year) while credit to businesses grew slightly less (+46.7% year-on-year). Total deposits maintain their strength from the previous months and increased at the end of May by 54.6% on a year-on-year basis. The growth of Turkish lira deposits remains strong in the same month (+61.0%), while U.S. dollar deposits grew more slowly (+45.0%), The dollarization decreased to 37.5% in May 2024 versus 40.0% a year before. The system's NPL ratio has continued falling in the last months and as of May 2024 it was of 1.6% (24 basis points lower than in the same month of 2023). Capital indicators remained at more than comfortable levels on the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of June 30, 2024 is used, reflecting the considerable depreciation by the Turkish lira in the last twelve months. Likewise, the Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.
Activity16
The most relevant aspects related to the area’s activity in the first half of 2024 were:
–Lending activity (performing loans under management) increased by 21.4% between January and June 2024, mainly driven by the growth in Turkish lira loans (+24.7%). This growth was mainly supported by the performance of credit cards and consumer loans. Foreign currency loans (in U.S. dollars) increased by 6.5%, boosted by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).
–Customer deposits (72.8% of the area's total liabilities as of June 30, 2024) remained the main source of funding for the balance sheet and increased by 14.5% favored by evolution the positive performance of Turkish lira time deposits (+22.0%), which represent a 82.0% of total customer deposits in local currency. Balances deposited in foreign currency (in U.S. dollars) continued their downward path and decreased by 6.5%, with transfers from foreign currency time deposits to Turkish lira time deposits observed under a foreign exchange protection scheme. Thus, as of June 30, 2024, Turkish lira deposits accounted for 65.8% of total customer deposits in the area. For its part, off-balance sheet funds grew by 69.0%.
The most relevant aspects related to the area’s activity in the second quarter of 2024 were:
–Lending activity (performing loans under management) increased by 7.1%, mainly driven by the growth in Turkish lira loans (+7.9%, below the quarterly inflation rate) and, to a lesser extent, by the growth of foreign currency loans (+4.5%). Within loans in Turkish liras, the evolution of credit cards (+8.7%) and of consumer loans (+11.0% including auto loans) stand out.
–In terms of asset quality, the NPL ratio decreased 9 basis points from that at the end of March 2024 to 3.3%, and 45 basis points compared to the figure as of the end of December 2023, mainly as a result of the growth in activity, the sale of a retail portfolio and the positive dynamics in the wholesale portfolio in recoveries and repayments, which offset higher net entries in the retail portfolio. The NPL coverage ratio recorded a decrease of 158 basis points in the quarter to 94% as of June 30, 2024.
–Customer deposits increased by 4.7%, with a clear trend towards dedollarization thanks to the growth in Turkish lira deposits (+18.0%), which amply offset the drop in deposits in USD (-11.9%). Additionally, off-balance sheet funds had a remarkable evolution (+22.8%).
Results
Turkey generated a net attributable profit of €351m during the first half of 2024, with an improvement in the contribution to the Group's results in the second quarter of the year.
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of June 2024 at current exchange rate is affected by the strong depreciation of the Turkish lira in the last year (-19.5%). Excluding this effect, the highlights of the results for the year at constant exchange rate are summarized below:
–Net interest income recorded a year-on-year fall, mainly by the decline in the Turkish lira spread and greater wholesale funding costs, partially offset by the growth in lending activity and, the remuneration of certain reserves in Turkish lira from the central bank since February 2024.
–Net fees and commissions increased significantly, favored by the performance in payment systems fees, brokerage activity, guarantees and asset management.
16 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) only refer to Garanti Bank. Thus they exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

–NTI showed an excellent evolution thanks to higher results from derivatives and in foreign exchange operations.
–The other operating income and expenses line showed a balance of €-219m, which compares favorably with the previous year. This line includes, among others, the loss in the value of the net monetary position due to the country's inflation rate, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). The net impact of both effects was less negative than in the first half of 2023. It is also worth highlighting the improved performance of the results of Garanti BBVA´s subsidiaries, also included in this line.
–Operating expenses increased, mainly due to the growth in personnel expenses, linked to the growth in the workforce in 2023 and salary review in the context of high inflation. On the other hand, general expenses also increase, highlighting the higher technology expenditure.
–Regarding the impairment on financial assets, it increased due to both higher requirements in retail portfolios and to lower recoveries in the wholesale segment, which, despite continuing to be relevant in terms of credit quality and repayments improvement, have not been as high as in the first half of 2023. Thus, the cumulative cost of risk as of June 30, 2024 increased to 0.84%, a more standard level after an abnormally low level in 2023.
–The provisions and other results line closed June 2024 with a release of €82m, linked to remarkable recoveries in wholesale clients, as well as the revaluations on real estate assets.
In the second quarter of 2024, the net attributable profit of Turkey stood at €212m, which represents an increase of 44.1% at current exchange rates, with respect to the previous quarter as a result of the favorable performance of net interest income, favored by the remuneration of reserves in the central bank and the better performance of the spread in Turkish lira, as well as the evolution of fees, a less negative net impact due to hyperinflation and the aforementioned effect from the revaluation of real estate assets.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

South America
Highlights
•Good performance of lending activity and the acquisition of customer funds
•Favorable evolution of net interest income and NTI
•Year-on-year improvement of the efficiency ratio of the area at constant exchange rates
•Lower adjustment for hyperinflation in Argentina in the quarter

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-23)
⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H24	∆ %	∆ % ⁽²⁾	1H23 ⁽¹⁾
Net interest income	3,075	22.8	73.9	2,503
Net fees and commissions	410	(0.4)	23.5	411
Net trading income	391	46.0	79.7	268
Other operating income and expenses	(1,236)	61.2	83.7	(767)
Gross income	2,639	9.3	60.5	2,415
Operating expenses	(1,234)	13.1	40.6	(1,091)
Personnel expenses	(565)	11.8	43.0	(505)
Other administrative expenses	(566)	13.9	42.8	(497)
Depreciation	(103)	15.6	19.6	(89)
Operating income	1,405	6.1	83.2	1,324
Impairment on financial assets not measured at fair value through profit or loss	(755)	40.2	60.4	(539)
Provisions or reversal of provisions and other results	(25)	87.8	n.s.	(13)
Profit (loss) before tax	625	(19.0)	111.9	772
Income tax	(116)	(48.6)	98.6	(226)
Profit (loss) for the period	509	(6.8)	115.2	546
Non-controlling interests	(192)	3.8	146.4	(185)
Net attributable profit (loss)	317	(12.3)	99.7	361
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	7,061	7.2	10.4	6,585
Financial assets designated at fair value	10,763	2.4	5.6	10,508
Of which: Loans and advances	266	(55.1)	(52.6)	592
Financial assets at amortized cost	45,499	2.2	5.0	44,508
Of which: Loans and advances to customers	43,055	4.5	7.1	41,213
Tangible assets	1,187	26.4	27.5	939
Other assets	3,239	44.7	48.9	2,239
Total assets/liabilities and equity	67,749	4.6	7.5	64,779
Financial liabilities held for trading and designated at fair value through profit or loss	2,090	(36.4)	(33.4)	3,289
Deposits from central banks and credit institutions	5,057	(1.6)	0.1	5,140
Deposits from customers	45,757	7.5	10.4	42,567
Debt certificates	3,075	3.0	6.7	2,986
Other liabilities	5,282	17.3	20.7	4,502
Regulatory capital allocated	6,488	3.1	6.2	6,294

Relevant business indicators	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	42,719	4.2	6.8	41,013
Non-performing loans	2,471	7.3	9.6	2,302
Customer deposits under management ⁽⁴⁾	45,757	7.5	10.4	42,567
Off-balance sheet funds ⁽⁵⁾	6,378	15.4	20.8	5,525
Risk-weighted assets	52,338	6.6	9.4	49,117
Efficiency ratio (%)	46.8			45.0
NPL ratio (%)	5.0			4.8
NPL coverage ratio (%)	83			88
Cost of risk (%)	3.12			2.51
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Excluding repos and including specific marketable debt securities.
⁽⁵⁾ Includes mutual funds, customer portfolios in Colombia and Peru.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	1H24	∆ %	∆ % ⁽¹⁾	1H23 ⁽²⁾	1H24	∆ %	∆ % ⁽¹⁾	1H23 ⁽²⁾
Argentina	337	(11.6)	n.s.	381	103	4.5	n.s.	99
Colombia	323	28.1	9.3	252	57	(39.7)	(48.5)	94
Peru	630	18.7	18.5	530	110	1.2	1.0	109
Other countries ⁽³⁾	116	(27.6)	(24.3)	160	47	(21.7)	(20.1)	60
Total	1,405	6.1	83.2	1,324	317	(12.3)	99.7	361
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	30-06-24	31-12-23	30-06-24	31-12-23	30-06-24	31-12-23
Performing loans and advances to customers under management ⁽¹⁾ ⁽²⁾	3,944	2,066	16,294	16,084	17,822	17,257
Non-performing loans ⁽¹⁾	65	35	937	846	1,290	1,208
Customer deposits under management ⁽¹⁾ ⁽³⁾	6,119	3,714	17,713	16,960	17,884	17,015
Off-balance sheet funds ⁽¹⁾ ⁽⁴⁾	1,944	1,321	2,387	2,378	2,044	1,580
Risk-weighted assets	7,644	4,997	19,100	19,467	19,586	18,825
Efficiency ratio (%)	57.6	54.1	46.8	47.5	35.0	36.7
NPL ratio (%)	1.6	1.6	5.3	4.8	5.8	5.5
NPL coverage ratio (%)	126	136	84	89	77	84
Cost of risk (%)	4.29	2.18	2.83	2.13	3.49	3.04
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia and Peru).
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the first half of the year 2024 were:
–Lending activity (performing loans under management) increased by 6.8%, with the increase focused on the wholesale portfolio, which grew more than the retail portfolio (+8.4% versus +5.1%), mainly favored by the evolution of commercial loans which increased by +8.8%. In the retail portfolio, the growth of credit cards (+18.5%) and mortgage loans (+5.0%) stood out, in line with Group BBVA's strategy which is focused in growing in the most profitable segments.
–Customer funds under management increased (+11.6%) compared to the closing balances at the end of 2023, with an increase both in customer deposits (+10.4%) and off-balance sheet funds (+20.8%).
The most relevant aspects related to the area's activity during the second quarter of the year 2024 have been:
–Lending activity grew by 4.5%, with the same dynamics that explain the evolution of the semester: the dynamism of commercial loans (+5.9%), credit cards (+10.8%) and mortgage loans (+2.8%) stand out.
–With regard to asset quality, the NPL ratio at regional level stood at 5.0%, remaining practically stable with respect to the previous quarter (+4 basis points), favored by the activity evolution. In general, and excluding this effect, the trend of the last few months continues in terms of additions to non-performing loans, which remain mostly focused on the retail portfolio. For its part, the NPL coverage ratio, stood at 83%.
–Customer funds under management increased by 7.6%, supported by higher balances of time deposits (+9.9%), the increase of demand deposits (+5.4%) and, to a lesser extent, the evolution of off-balance sheet funds (+11.1%).
South America generated a cumulative net attributable profit of €317m at the end of the first half of 2024, which represents a year-on-year increase of 99.7%, driven by the good performance of recurring income (+65.9%) and the net trading income, which offset the increase in expenses and the more negative impact of "Other operating income and expenses". This line mainly includes the impact of the adjustment for hyperinflation in Argentina, whose net monetary loss stood at €1,020m in the period from January-June 2024, which is higher than the €571m registered in the period from January-June 2023.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
The significant fiscal consolidation, relative exchange rate stability and the sharp contraction in economic activity have led to a gradual moderation of inflation in recent months. Despite the uncertainty and related risks, it is likely, according to BBVA Research, that ongoing adjustments, eventually complemented by additional measures, could set the bases for an inflation slowdown continuation along the year. On the other hand, although the sharp deterioration of economic activity could be reversed by mid-year if the adjustment plan is successful, it is expected that, after falling by 1.6% in 2023, GDP will be decrease by 4.0% in 2024 (unchanged since the last forecast).
The banking system continues to grow at a stable pace but is affected by high inflation. At the end of June 2024, total credit had grown by 211% compared to the same month in 2023, favored by both consumer and corporate portfolios above all, which reached year-on-year growth rates of 182% and 252% year-on-year, respectively. On the other hand, deposits continued the trend of the previous months and had grown by 144% year-on-year at the end of June. Finally, the NPL ratio improved significantly to 1.8% as of April 2024 (123 basis points below the level of May 2023).
Activity and results
–In the first half of 2024, performing loans under management increased by 90.9%, (+45.4% in the second quarter, with growth in all products), although still well below the year-on-year inflation rate, showing positive evolution in both the corporates portfolio (+97.9%, mainly corporates) and the households portfolio (+83.1%), highlighting in the latter the growth in credit cards (+71.1%). In the second quarter, the NPL ratio stood at 1.6%, remaining stable with respect to the previous quarter (-2 basis points in the quarter), thanks to the positive dynamic of the activity. On the other hand, the NPL coverage ratio stood at 126%, far below the end of March 2024, as a result of the increase in entries to non performing loans in the retail portfolio (mainly in credit cards and consumer).
–Balance sheet funds grew by 64.7% between January and June 2024 (+25.6% in the second quarter), with growth of both demand deposits (+44.3%) and time deposits (+122.9%). Mutual funds (off-balance resources) also had a good performance (+47.2% in the same period).
–The cumulative net attributable profit at the end of June 2024 stood at €103m. Net interest income continued to be driven by both higher activity and better customer spreads. For its part, NTI registered a positive evolution. On the other hand, there was a more negative adjustment for hyperinflation (mainly reflected in the other operating income and expenses line) and higher expenses, both in personnel due to salary revisions in a context of high inflation, and general expenses. The profit of the quarter stood at €82m, which is a significant improvement compared to the previous quarter, as a result of a less negative hyperinflation adjustment.
Colombia
Macro and industry trends
After a period of weakness in economic activity, during the year 2023 and to some extent also at the beginning of 2024, BBVA Research forecasts a recovery starting in the middle of this year. A further decrease in inflation, which reached 7.2% in June and would fall to around 5.4% in December, and in interest rates, from 11.25% in June to around 8.5% in December, would likely allow GDP growth to increase to 1.8% this year (+30 basis points above the previous forecast, mainly due to the first quarter data, which surprised upwards) from 0.6% in 2023.
Total credit growth for the banking system stood at 0.9% year-on-year in April 2024. As in previous months, system's credit continues to be driven by the growth in corporate lending and mortgages at 2.0% and 11.3% respectively. Noteworthy is the slowdown in consumer credit, which changed from a year-on-year growth rate of 20% during 2022, to year-on-year decreases since October 2023. In April 2024, consumer credit has decreased by 4.3% compared to the same month in 2023. On the other hand, total deposits showed a year-on-year growth rate of 9.9% year-on-year at the end of April 2024, with a much more balanced development in portfolios than in previous quarters. Thus, demand and time deposits grew by 8.2% and 12.0% year-on-year respectively. The NPL ratio of the system has increased slightly in recent months to 5.3% at the end of April 2024, 69 basis points higher than in the same month of 2023.
Activity and results
–Lending activity grew 1.3% compared to the end of 2023, mainly due to the favorable evolution during the second quarter of 2024 in corporate loans (+6.6%, +7.6% from December 2023) and mortgage loans (+1.4%, +1.9% from December 2023). that offset the reduction in consumer loans (-2.0%, -3.9% from December 2023). In terms of asset quality, in the second quarter, the NPL ratio stood at 5.3%, increasing compared to the previous quarter (+16 basis points), affected by the NPL entries in the retail portfolio, mainly in the consumer loans, and, to a lesser extent, in credit cards. For its part, the NPL coverage ratio reduced in the quarter to 84% due to the new NPL inflows as mentioned.
–Customer deposits increased by 4.4% compared to the end of 2023, mainly thanks to the favorable evolution of demand deposits (+5.4%, +6.9% in the second quarter).
–The cumulative net attributable profit at the end of June 2024 stood at €57m, that is 48.5% below the result of the same period of the previous year. The significant growth of the net interest income (+22.4%) stood out, favored by the increase in the customer spread accompanied by a greater volume of deposits and a good performance of the securities portfolio, compensated by the provisions for impairment on financial assets, due to higher portfolio requirements (especially in retail). The profit of the quarter stood at €37m, 85.8% above the previous quarter, as a result of good performance of
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

recurring income, where the 21.3% growth in net fees and commissions stands out (favored by the revenues of Project Finance fees and Investment Banking fees and other atypical elements), lower operating expenses, impairments on financial assets and provisions.
Peru
Macro and industry trends
BBVA Research expects economic activity to continue to recover in 2024, a context of more favorable weather conditions and relatively high prices for the country's exports (particularly metals such as copper). Relatively controlled inflation (2.3% in June, and probably around this level in the second half of 2024) and the gradual reduction of interest rates (from 5.75% in June to around 5.00% in December 2024) should also favor an increase in economic dynamism in the next months. Thus, GDP is expected to grow by around 2.9% this year, 20 basis points above the previous forecast and well above the evolution observed in 2023 (-0.6%).
Total credit in the Peruvian banking system fell by 0.5% year-on-year in May 2024. Performance by portfolios is uneven, with the biggest slowdown in corporate lending, with a year-on-year contraction of 2.5%. In contrast, consumer finance remained buoyant, growing by 0.6% year-on-year as of May 2024, while the mortgage portfolio maintained a stable growth rate of around 5.4% year-on-year, in line with previous months. Total deposits in the system increased at the end of May 2024 by 4.5% year-on-year, with very similar behavior for portfolios. The demand and time deposits grew by 4.8% and 3.9% year-on-year respectively. The NPL ratio across the banking system rose very slightly to 4.5%.
Activity and results
–Lending activity increased compared to the end of December 2023 (+3.3%), mainly due to the positive evolution of corporate loans (+2.7%, favored by CIB operations, and despite the expiration of the Reactiva Perú program), and consumer loans (+5.8%) and mortgages (+5.4%). In terms of credit quality indicators, the NPL ratio increased compared to March 2024 (+12 basis points) standing at 5.8%, as a result of an almost stable activity and NPL inflows in retail portfolio, mainly SMEs, partially mitigated by portfolio sales and write-offs. On the other hand, the NPL coverage ratio stood at 77%, impacted by the increase in NPLs.
–Customers funds under management increased during the first half of 2024 (+7.2%), boosted by both the good performance of customer deposits (+5.1%) and off-balance sheet funds (+29.4%).
–BBVA Peru's net attributable profit stood at €110m at the end of June 2024, in line with the figures achieved at the end of the first half of 2023. Good performance of the net interest income, favored by the higher volume of lending and a growing customer spread, fee income and NTI (with an outstanding quarterly performance thanks to the management of the ALCO portfolios), which together offset the increase in operating expenses, leading to double-digit gross margin growth. The increase of provisions for impairment of financial assets (+55.7%) stands out negatively, with higher requirements mainly due to the impairment of the retail portfolio and at the wholesale one, due to the effect of the cancellation of a one-time customer guarantee (neutral in results as the associated provision was released). The profit of the quarter stood at €67m, which is a variation of 57.8% compared to the previous quarter, mainly as a result of the significant growth in NTI and reduction in operating expenses.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Rest of Business
Highlights
•Good performance of lending activity and significant growth in customers funds
•Dynamism in recurring revenues and NTI in the quarter
•Improvement of the NPL ratio and increase in the coverage ratio
•Significant improvement of the efficiency ratio

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-23)
⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H24	∆ %	∆ % ⁽²⁾	1H23 ⁽¹⁾
Net interest income	335	28.9	28.3	260
Net fees and commissions	138	4.1	3.4	132
Net trading income	204	17.7	17.1	173
Other operating income and expenses	2	n.s.	n.s.	—
Gross income	678	20.0	19.3	566
Operating expenses	(324)	18.9	18.3	(272)
Personnel expenses	(166)	23.4	22.7	(134)
Other administrative expenses	(143)	13.8	13.3	(126)
Depreciation	(15)	22.5	22.0	(12)
Operating income	355	20.9	20.3	293
Impairment on financial assets not measured at fair value through profit or loss	(46)	99.9	99.6	(23)
Provisions or reversal of provisions and other results	(3)	n.s.	n.s.	6
Profit (loss) before tax	306	10.5	9.9	277
Income tax	(71)	16.4	15.7	(61)
Profit (loss) for the period	235	8.9	8.3	216
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	235	8.9	8.3	216
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	5,806	22.3	18.7	4,748
Financial assets designated at fair value	8,398	(45.7)	(47.4)	15,475
Of which: Loans and advances	7,719	(47.8)	(49.4)	14,783
Financial assets at amortized cost	46,595	7.5	6.4	43,363
Of which: Loans and advances to customers	41,856	6.4	5.4	39,322
Inter-area positions	—	—	—	—
Tangible assets	163	7.8	6.1	151
Other assets	602	12.2	10.0	537
Total assets/liabilities and equity	61,564	(4.2)	(5.8)	64,274
Financial liabilities held for trading and designated at fair value through profit or loss	7,450	(49.8)	(51.3)	14,831
Deposits from central banks and credit institutions	2,290	(25.8)	(26.7)	3,085
Deposits from customers	21,397	63.9	62.9	13,056
Debt certificates	1,597	13.0	11.8	1,413
Inter-area positions	22,827	(13.8)	(15.0)	26,466
Other liabilities	1,432	16.2	14.8	1,232
Regulatory capital allocated	4,572	9.1	7.9	4,191

Relevant business indicators	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	41,742	6.5	5.4	39,202
Non-performing loans	389	5.7	5.7	368
Customer deposits under management ⁽³⁾	21,397	63.9	62.9	13,056
Off-balance sheet funds ⁽⁴⁾	585	3.4	3.4	566
Risk-weighted assets	39,434	8.3	7.1	36,410
Efficiency ratio (%)	47.7			53.1
NPL ratio (%)	0.6			0.7
NPL coverage ratio (%)	72			69
Cost of risk (%)	0.23			0.08
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity between January and June 2024 were:
–Lending activity (performing loans under management) grew 5.4%, thanks to the favorable evolution of project finance as well as corporate lending, both in the New York branch and in Europe. Also noteworthy is the transactional business, which offers integral and personalized financial solutions for clients and collaborates with them to optimize their finances, in both geographic areas through increased participation in factoring programs.
–Customer funds under management grew by 60.4%, favored by the evolution of deposits in both the New York branch and in Europe.
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the second quarter of 2024 were:
–Lending activity (performing loans under management) grew at a rate of 2.2%, mainly due to the evolution of corporate loans (+3.4%). In respect of the geographical areas that compose this area, New York and, to a lesser extent, Asia stood out for their good performance once again.
–Compared to the end of 2023, the NPL ratio slightly reduced to 0.6%, thanks to the growth in activity and the reduction of the doubtful balance, favored by the evolution in repayments and recoveries. For its part, the coverage ratio grew to 72% due to the reduction of NPLs and the coverage of individual customers.
–Customer funds under management increased by 2.2% due to the performance of deposits in the European branches.
Results
Rest of Business achieved an accumulated net attributable profit of €235m during the first half of 2024, 8.3% higher than in the same period of the previous year, favored by the performance of the net interest income and the NTI, which offset the increase in operating expenses. and loan-loss provision.
In the year-on-year evolution of the main lines of the area's income statement at the end of June 2024, the following was particularly noteworthy:
–Net interest income increased by 28.3% as a result of increased volume in activity and price management. This growth was observed both in the New York branch and, especially, in Europe, mainly in investment banking.
–Net fees and commissions increased by 3.4%, arising from primary market issuance fees on debt issued by the New York Branch.
–The NTI grew by 17.1% supported by the good results of Global Markets in Europe, especially in credit.
–Increase in operating expenses of 18.3%, with growth mainly in the New York branch and in Europe due to the growth of the workforce and the execution of strategic plans.
–The impairment on financial assets line at the end of June 2024 registered a provision of €-46m, mainly originated in Europe.
In the second quarter of 2024 and excluding the effect of the exchange rates fluctuations, the Group's Rest of Businesses as a whole generated a net attributable profit of €114m, -5.6% below to the previous quarter. In the quarterly evolution, the good performance of recurring income was offset by a lower NTI performance and higher loan-loss provisioning requirements of the wholesale business in Europe.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H24	∆ %	1H23 ⁽¹⁾
Net interest income	(201)	43.1	(140)
Net fees and commissions	(24)	(19.9)	(30)
Net trading income	(65)	(89.1)	(595)
Other operating income and expenses	(10)	n.s.	49
Gross income	(300)	(58.2)	(716)
Operating expenses	(355)	(3.2)	(366)
Personnel expenses	(369)	17.6	(314)
Other administrative expenses	122	151.0	48
Depreciation	(107)	6.2	(101)
Operating income	(654)	(39.6)	(1,083)
Impairment on financial assets not measured at fair value through profit or loss	1	n.s.	0
Provisions or reversal of provisions and other results	48	n.s.	6
Profit (loss) before tax	(606)	(43.7)	(1,077)
Income tax	51	100.6	25
Profit (loss) for the period	(555)	(47.2)	(1,051)
Non-controlling interests	(2)	n.s.	12
Net attributable profit (loss)	(557)	(46.4)	(1,039)
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-24	∆ %	31-12-23
Cash, cash balances at central banks and other demand deposits	604	(11.6)	684
Financial assets designated at fair value	3,109	23.8	2,512
Of which: Loans and advances	—	n.s.	—
Financial assets at amortized cost	4,096	13.1	3,622
Of which: Loans and advances to customers	445	93.3	230
Inter-area positions	—	—	—
Tangible assets	1,726	—	1,727
Other assets	14,754	1.5	14,530
Total assets/liabilities and equity	24,290	5.3	23,074
Financial liabilities held for trading and designated at fair value through profit or loss	128	2.1	125
Deposits from central banks and credit institutions	815	6.6	765
Deposits from customers	188	3.5	181
Debt certificates	722	90.2	380
Inter-area positions	8,010	37.9	5,809
Other liabilities	3,548	(0.9)	3,581
Regulatory capital allocated	(46,213)	7.4	(43,033)
Total equity	57,091	3.3	55,265
Results
The Corporate Center recorded a net attributable loss of €-557m between January and June of 2024, which is an improvement compared with the €-1,039m recorded in the same period of the previous year, mainly due to the evolution of the NTI. The above is the result of the positive contribution in the second quarter of 2024 from the hedges of foreign currency positions, which contrasts with the negative contribution in the first half of the previous year, originating in both periods in the Mexican peso.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Additional pro forma information: Corporate & Investment Banking
Highlights
•Increase in lending activity supported by Investment Banking & Finance and Global Transaction Banking
•Favorable evolution of recurring income and NTI continues
•Gross margin strength in all businesses and reporting areas
•Increase of net attributable profit in the quarter

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-23)
⁽¹⁾ Excluding repos.

GROSS INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

The pro forma information of CIB does not include the application of hyperinflation accounting nor the wholesale business of the Group in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H24	∆ %	∆ % ⁽²⁾	1H23 ⁽¹⁾
Net interest income	1,241	26.2	35.8	983
Net fees and commissions	613	14.1	16.9	537
Net trading income	1,049	2.4	12.3	1,025
Other operating income and expenses	(31)	(23.4)	(13.8)	(41)
Gross income	2,872	14.7	22.9	2,505
Operating expenses	(721)	18.3	21.3	(610)
Personnel expenses	(343)	21.0	22.3	(284)
Other administrative expenses	(322)	17.2	23.1	(275)
Depreciation	(56)	8.5	7.3	(52)
Operating income	2,151	13.5	23.5	1,895
Impairment on financial assets not measured at fair value through profit or loss	33	n.s.	n.s.	(19)
Provisions or reversal of provisions and other results	12	(9.4)	(8.1)	13
Profit (loss) before tax	2,196	16.2	26.1	1,889
Income tax	(641)	16.7	27.9	(549)
Profit (loss) for the period	1,555	16.0	25.4	1,340
Non-controlling interests	(159)	12.0	40.1	(142)
Net attributable profit (loss)	1,396	16.5	23.9	1,199
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of June 30, 2024 is used.
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	5,666	15.5	12.4	4,905
Financial assets designated at fair value	137,134	(14.0)	(13.7)	159,372
Of which: Loans and advances	58,195	(30.8)	(31.1)	84,126
Financial assets at amortized cost	101,776	4.6	5.7	97,302
Of which: Loans and advances to customers	82,328	5.1	6.2	78,354
Inter-area positions	—	—	—	—
Tangible assets	151	7.1	6.0	141
Other assets	14,787	38.9	42.7	10,646
Total assets/liabilities and equity	259,513	(4.7)	(4.1)	272,366
Financial liabilities held for trading and designated at fair value through profit or loss	91,002	(30.0)	(30.2)	130,081
Deposits from central banks and credit institutions	42,107	47.7	48.2	28,502
Deposits from customers	60,556	0.9	2.9	60,031
Debt certificates	5,977	(1.6)	(1.3)	6,076
Inter-area positions	43,971	50.0	52.0	29,315
Other liabilities	3,825	(47.7)	(47.4)	7,310
Regulatory capital allocated	12,077	9.3	11.2	11,050

Relevant business indicators	30-06-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	82,171	6.0	7.1	77,510
Non-performing loans	884	(2.3)	3.1	905
Customer deposits under management ⁽³⁾	53,710	(1.4)	0.4	54,483
Off-balance sheet funds ⁽⁴⁾	4,033	(3.7)	1.1	4,189
Efficiency ratio (%)	25.1			26.5
⁽²⁾ At constant exchange rates.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of June 30, 2024 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity in the first half of 2024 were:
–Growth of credit investment balances, which were above the end of 2023 (+7.1%) highlighting the favorable evolution of Investment Banking & Finance, especially in Europe branch, with relevant Project Finance and Corporate Lending, Corporate Lending and Global Transaction Banking, where the factoring campaigns carried out in the second quarter of the year stand out.
–Customer funds slightly increased (+0.5%) in the first half of the year, due to the increase in volumes in an environment of competitive prices, originating from Rest of Business thanks to the evolution of Europe and New York branches.
The most relevant aspects related to the area's activity in the second quarter of 2024 were:
–Rebound in lending activity, which was higher than at the end of March 2024 (+2.9%), highlighting the growth of Mexico and, to a lesser extent, of the New York branch.
–Customer funds reduced by 4.6% in the quarter, driven by due to the customer spread differential management in an environment of the price competition in Spain.
Results
CIB generated a net attributable profit of €1,396m the first half of 2024. These results represent an increase of 23.9% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group's wholesale businesses in its strategy, leveraged on globality and sustainability, with the purpose of being relevant to its clients.17
All divisions have achieved good results, particularly highlighting the performance of Global Transaction Banking (GTB), particularly in Mexico and Spain, the contribution of Global Markets supported the reactivation of commercial activity and of Investment Banking & Finance (IB&F), with excellent performance in Project Finance in the Americas.
The most relevant aspects of the year-on-year evolution in the income statement of this aggregate as of end of June 2024 are summarized below:
–Net interest income for the quarter was 35.8% higher than in the same period of the previous year, partly due to the good performance of the business, which benefited from higher volumes and, in certain geographic areas, improved operating margins.
–Net fees and commissions increased 16.9%, with positive evolution in all businesses. The primary market debt issuance activity, the liquidity management in South America and relevant operations in Project Finance and Corporate Lending are noteworthy.
–Excellent NTI evolution (+12.3%), mainly due to the performance of the Global Markets unit. Commercial activity showed significant growth in all areas, with Spain, México and Rest of Business standing out while growth in foreign currency activity in emerging markets moderated compared to the previous year.
–Operating expenses increased by 21.3% due to new personnel hires carried out during 2023. On the other hand, general expenses continue to be affected by inflation and higher technology expenses linked to the execution of strategic projects for the area. Despite this, the efficiency ratio stood at 25.1% at the end of June 2024, which represents an improvement of 33 basis points compared to the figure registered at the end of the first half of 2023.
–Provisions for impairment on financial assets line recorded a net release of €33m, which compares favorably with provisions in the first half of 2023, partly due to the releases in Mexico and Turkey.
In the second quarter of 2024 and excluding the effect of the variation in exchange rates, the Group's wholesale businesses generated a net attributable profit of €731m (+9.8% compared to the previous quarter). This performance was mainly due to the good performance of net interest income together with NTI, due to the results generated by the Global Markets unit, which offset the growth in expenses and loan-loss provisions.
17 CIB results do not include the application of hyperinflation accounting.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Alternative Performance Measures (APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Other considerations
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency18 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2023 and at the end of the first half of 2024, there were no corporate operations, non-recurring impacts or other types of adjustments for management purposes that determine an net attributable profit or a profit for the period different to those disclosed in the condensed interim Consolidated Financial Statements. For this reason, as there are no differences between the condensed Interim Consolidated Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them: i.e. adjusted ROE, adjusted ROTE, adjusted ROA and adjusted RORWA.
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds (above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.
18 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

ROE
			Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	10,043	8,019	7,820
Denominator (Millions of euros)	+	Average shareholders' funds	68,187	65,907	64,979
	+	Average accumulated other comprehensive income	(15,541)	(16,437)	(16,572)
	=	ROE	19.1%	16.2%	16.2%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE
			Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	10,043	8,019	7,820
Denominator (Millions of euros)	+	Average shareholders' funds	68,187	65,907	64,979
	+	Average accumulated other comprehensive income	(15,541)	(16,437)	(16,572)
	-	Average intangible assets	2,386	2,254	2,201
	=	ROTE	20.0%	17.0%	16.9%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA
		Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
Numerator (Millions of euros)	Annualized profit (loss) for the period	10,568	8,416	8,357
Denominator (Millions of euros)	Average total assets	783,275	748,459	736,478
=	ROA	1.35%	1.12%	1.13%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA
		Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
Numerator (Millions of euros)	Annualized profit (loss) for the period	10,568	8,416	8,357
Denominator (Millions of euros)	Average RWA	377,305	353,139	347,891
=	RORWA	2.80%	2.38%	2.40%
Earning (loss) per share
The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share
			Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
(Millions of euros)	+	Net attributable profit (loss)	4,994	8,019	3,878
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	189	345	148
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	4,806	7,675	3,730
Denominator (millions)	+	Average number of shares outstanding	5,822	5,988	6,020
	-	Average treasury shares of the period	11	5	6
	-	Share buyback program (average)	27	28	21
	=	Earning (loss) per share (euros)	0.83	1.29	0.62
Additionally, for management purposes, the adjusted earning (loss) per share is presented. As observed in the relevant tables, there is no difference between the numerator and denominator of the Earning (loss) per share and the Adjusted Earning (loss) per share.

Adjusted earning (loss) per share
			Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos	4,806	7,675	3,730
Denominator (millions)	+	Number of shares outstanding (1)	5,763	5,838	5,838
	-	Average treasury shares of the period	11	5	6
	=	Adjusted earning (loss) per share (euros)	0.84	1.32	0.64
(1) For the periods January-December 2023 and January-June 2023, the number of shares outstanding considers the redemption of the two share buyback programs executed in 2023. For the period January-June 2024, the number of shares outstanding considers the redemption of shares made corresponding to the buyback program executed in 2024.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

Efficiency ratio
			Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
Numerator (Millions of euros)	+	Operating expenses	6,859	12,308	5,938
Denominator (Millions of euros)	+	Gross income	17,446	29,542	14,148
=		Efficiency ratio	39.3%	41.7%	42.0%
Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share
			30-06-24	31-12-23	30-06-23
Numerator (Millions of euros)	+	Shareholders' funds	69,656	67,955	65,970
	+	Accumulated other comprehensive income	(16,416)	(16,254)	(16,919)
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,838	5,965
	-	Treasury shares	11	4	3
	=	Book value per share (euros / share)	9.26	8.86	8.23
Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			30-06-24	31-12-23	30-06-23
Numerator (Millions of euros)	+	Shareholders' funds	69,656	67,955	65,970
	+	Accumulated other comprehensive income	(16,416)	(16,254)	(16,919)
	-	Intangible assets	2,379	2,363	2,284
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,838	5,965
	-	Treasury shares	11	4	3
	=	Tangible book value per share (euros / share)	8.84	8.46	7.84
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 319 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households.
The credit risk balance is calculated as the sum of "Loans and advances at amortized cost" and "Contingent risk" in stage 1 + stage 2 + stage 3 of the previous counterparts.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		30-06-24	31-12-23	30-06-23
Numerator (Millions of euros)	NPLs	15,434	15,305	14,691
Denominator (Millions of euros)	Credit Risk	469,687	448,840	436,174
=	Non-Performing Loans (NPLs) ratio	3.3%	3.4%	3.4%
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
This indicator is shown, as others, at a business area level.
19 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		30-06-24	31-12-23	30-06-23
Numerator (Millions of euros)	Provisions	11,560	11,762	11,697
Denominator (Millions of euros)	NPLs	15,434	15,305	14,691
=	NPL coverage ratio	75%	77%	80%
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Jun.2024	Jan.-Dec.2023	Jan.-Jun.2023
Numerator (Millions of euros)	Annualized loan-loss provisions	5,623	4,345	3,880
Denominator (Millions of euros)	Average loans to customers (gross)	395,158	378,402	373,180
=	Cost of risk	1.42%	1.15%	1.04%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Ángeles Peláez Morón
Name:	María Ángeles Peláez Morón
Title:	Head of Accounting & Regulatory Reporting
Date:	July 31, 2024
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.